Exhibit 99.1
Management Information Circular Notice of Annual Meeting of Common Shareholders May 21, 2009 Version #20 — FINAL — March 20, 2009 Sun Life Financial Inc. 2009

Dear Shareholder:
You are invited to attend the Annual Meeting of Common Shareholders of Sun Life Financial Inc. to be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd Floor, Toronto, Ontario, Canada on Thursday, May 21, 2009 at 10:00 a.m. (Toronto time). The meeting will also be webcast at www.sunlife.com.
The business of the meeting is described in the accompanying Notice of Annual Meeting and Management Information Circular.
The meeting will be held at the same time and in the same place as the Annual Meeting of the Voting Policyholders and the Sole Shareholder of Sun Life Assurance Company of Canada. The formal business of each meeting will be conducted separately but the management presentation at the meeting will be addressed jointly to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings.
Your participation in the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the form of proxy and returning it by no later than 5:00 p.m. (Toronto time) on Tuesday, May 19, 2009 in the manner described in the Management Information Circular. If your shares are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.
We look forward to seeing you at the meeting.

Ronald W. Osborne	Donald A. Stewart
Chairman of the Board	Chief Executive Officer
Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1 877 786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Sun Life Financial Inc.
Notice of Annual Meeting
May 21, 2009
The Annual Meeting of Common Shareholders of Sun Life Financial Inc. will be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd floor, Toronto, Ontario, Canada on Thursday, May 21, 2009 at 10:00 a.m. (Toronto time), for the following purposes:
1)	to receive the consolidated financial statements of Sun Life Financial Inc. for the year ended December 31, 2008, together with the reports of the auditor and the actuary on those statements;

2)	to elect directors;

3)	to appoint an auditor; and

4)	to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.
The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada. The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.
The number of eligible votes that may be cast at the meeting as of March 23, 2009 is 559,704,160. If you were a shareholder of record at the close of business on March 23, 2009, you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the form of proxy and returning it in the envelope provided or faxing it toll free to 1-866-781-3111 (from Canada or the U.S.) or 416-368-2502 (from Toronto or outside Canada). For your vote to be recorded your proxy form must be received no later than 5:00 p.m. (Toronto time) on Tuesday, May 19, 2009 by our transfer agent, CIBC Mellon Trust Company, or its co-agents. For further information please see the section entitled Voting Information – How to Vote Your Shares in the accompanying Management Information Circular.
If the meeting is adjourned, your proxy form must be received as described above no later than 5:00 p.m. (Toronto time) on the second business day before the meeting is reconvened.
By order of the Board of Directors,
Signed,
Joan M. Wilson
Vice-President and Corporate Secretary
March 23, 2009

Table of Contents

Voting Information	1
Business of the Meeting	4
• Financial Statements	4
• Election of Directors	4
• Appointment of Auditor	4
• Shareholder Proposals	5
Director Nominees	6
Report on Corporate Governance	12
Reports of Board Committees	18
• Report of the Audit Committee	18
• Report of the Governance and Conduct Review Committee	20
• Report of the Risk Review Committee	21
• Report of the Management Resources Committee	22
Report on Director Compensation	24
Statement of Executive Compensation	28
Securities Authorized for Issuance Under Equity Compensation Plans	53
Indebtedness of Directors and Executive Officers	53
Interests of Insiders in Material Transactions	53
Directors’ and Officers’ Liability Insurance	54
Additional Information	54
Contacting the Board of Directors	54
Directors’ Approval	54
Schedule A – Charter of the Board of Directors	55

MANAGEMENT INFORMATION CIRCULAR 2009
Sun Life Financial Inc.
Management Information Circular
Dated March 23, 2009
Throughout this document SLF Inc. refers to Sun Life Financial Inc., the Company and Sun Life Financial refer to Sun Life Financial Inc. and its subsidiaries, Sun Life Assurance refers to Sun Life Assurance Company of Canada, you, your and shareholder(s) refer to the common shareholders of SLF Inc., and the Act means the Insurance Companies Act (Canada).
Voting Information
Who Can Vote
If you were a common shareholder of record at the close of business on March 23, 2009, you are entitled to vote at the Annual Meeting of Common Shareholders (the “meeting”). Each common share has one vote. The Act prohibits the exercise of voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.
Voting Securities
As at March 23, 2009, a total of 559,704,160 common shares were outstanding. To the knowledge of the directors and executive officers of SLF Inc., no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of SLF Inc.
Who Counts the Votes
Proxies are counted and tabulated by SLF Inc.’s transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not submitted to management unless they contain comments from shareholders clearly intended for management, or when required by law.
Votes Required for Approval
A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters being voted on at the meeting.
Voting Results
A Report on Voting Results will be posted on www.sunlife.com after the meeting. The Report on Voting Results will also be filed with the Canadian securities regulators and posted on www.sedar.com.
Solicitation of Proxies
This Management Information Circular (the “Circular”) explains in detail the items of business that will be considered at the meeting. It is provided to you in connection with the solicitation of proxies to be used at the meeting and at any adjournment of the meeting by or on behalf of the Board of Directors and management of SLF Inc. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Company or by an agent. The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-851-9601. The estimated cost of such services is $49,000. All costs of solicitation will be borne by SLF Inc.

MANAGEMENT INFORMATION CIRCULAR 2009
How to Vote Your Shares
Registered Shareholders
You are a registered shareholder if your name appears on the certificate for those shares. As a registered shareholder, you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxy holder. The individuals indicated as proxy holders on the proxy form are directors of SLF Inc. However, you may appoint another person as your proxy holder, including someone who is not a shareholder, by printing that person’s name in the blank space on the form. Sign, date and return the completed proxy form in the envelope provided.
To have your vote recorded, you must return the signed proxy form no later than 5:00 p.m. (Toronto time) on Tuesday, May 19, 2009 as described in the Notice of Annual Meeting. If you wish to vote in person at the meeting, do not complete or return the proxy form. You should register with the transfer agent upon arriving at the meeting and you will be given a ballot.
Share Ownership Account Participants
A shareholder who has a Share Ownership Statement may vote in person at the meeting or by returning a signed proxy form in the envelope provided. Certain Share Ownership Account participants may also vote by telephone or the Internet. Please refer to the proxy form included in your package for complete instructions. Each participant who is eligible to use the electronic voting procedure will receive a form of proxy that includes a 13-digit control number in the top right-hand corner. This number will be used to verify your identity and allow you to vote using the telephone or the Internet. For telephone voting in Canada, please call 1-866-271-1207 from a touch-tone telephone and follow the voice instructions. For Internet voting, please access www.eproxyvoting.com/slf and follow the instructions. You may vote by telephone or the Internet until 5:00 p.m. (Toronto time) on Tuesday, May 19, 2009. Information contained in or otherwise accessible through the website does not form a part of this Circular. All such website references are inactive textual references only.
If you hold a Share Ownership Statement and wish to vote in person at the meeting, do not complete or return the proxy form. You should register with the transfer agent upon arriving at the meeting and you will be given a ballot.
Non-registered Shareholders
If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the voting instruction form or proxy form that you receive from the intermediary to vote the shares that you hold with that intermediary. Non-registered shareholders should follow the instructions for telephone or Internet voting provided to them by their intermediary.
Since the Company does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person you should insert your own name in the blank space provided in the voting instruction form or proxy form to appoint yourself as proxy holder, then follow your intermediary’s instructions for returning the form.
Changing Your Mind
If you are a registered shareholder or a Share Ownership Account participant, and you have returned a proxy form you may revoke it by:
a)	completing and signing a proxy form with a later date than the proxy form you previously returned and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

b)	depositing a written statement signed by you or your attorney as authorized by you in writing:
i)	at 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including May 20, 2009, or if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or

ii)	with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.

MANAGEMENT INFORMATION CIRCULAR 2009
Voting instructions sent by mail, by facsimile or delivered in person by a later-dated proxy form, or sent by telephone or the Internet after your initial vote, will revoke any previous voting instructions. If you are a Share Ownership Account participant you will not be able to vote by telephone or Internet (and so revoke any previous voting instructions) after 5:00 p.m. (Toronto time) on May 19, 2009.
If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.
Voting by Proxy
If you specify on the proxy form how you want to vote on a particular matter (by marking FOR, WITHHOLD or AGAINST), then that is how your proxy holder must vote your shares. If you have not indicated how to vote on a particular matter, then your proxy holder can vote your shares as he or she sees fit on that matter. If you appoint the representatives named on the proxy form as your proxy holder, and you do not specify how they should vote, your shares will be voted:
FOR the election as directors of the nominees listed in this Circular; and
FOR the appointment of Deloitte & Touche LLP as auditor.
If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxy holder can vote your shares as he or she sees fit.
The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the directors and management of SLF Inc. as of the date of this Circular.
If you have any questions regarding the meeting, please call our transfer agent at one of the following numbers:

Canada and United States	1 877 224 1760 (English)	1 888 290 0048 (French)

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man	Within the U.K.: 0845 602 1587	Outside the U.K.: 44 20 8639 2064

Philippines	Metro Manila: 632 581 8111 (PLDT) 632 976 8111 (GLOBE)	Provinces: 1 800 1 888 2422

Hong Kong	852 2862 8628

Other Countries	416 348 9412

MANAGEMENT INFORMATION CIRCULAR 2009
Business of the Meeting
Financial Statements
The consolidated financial statements of the Company for the year ended December 31, 2008, together with the report of the auditor and the actuary’s report on the policy liabilities in those statements, are included in the 2008 Annual Report. They will be placed before the shareholders at the meeting.
Election of Directors
As of the date of this Circular, there are 13 directors on the board. SLF Inc.’s by-laws allow for the election of between eight and 20 directors, and at the meeting 14 directors are to be elected. All nominees for election as directors named in this Circular are currently directors of SLF Inc. with the exception of the Honourable Hugh D. Segal. In accordance with the Act and the by-laws, on January 30, 2009 the Board of Directors increased the size of the board from 12 to 13 and appointed James H. Sutcliffe as a director effective February 10, 2009. On February 11, 2009 the independent directors waived the retirement age of 70 specified in the by-laws for James C. Baillie who turned 70 in August 2008. The waiver, as permitted by the by-laws, was based on the unanimous resolution of the independent directors that Mr. Baillie’s continued service as a director was in the best interests of SLF Inc.
All nominees named in this Circular for election as directors of SLF Inc. are also nominees for election as directors of Sun Life Assurance, a wholly-owned principal operating subsidiary of SLF Inc.
In the absence of contrary instructions, the persons named in the form of proxy intend to vote FOR the nominees named in this Circular at the meeting. All directors will be elected for a one-year term. The Board of Directors has adopted a policy whereby a nominee who receives more “withheld” votes than “for” votes for his or her election as a director must submit a written offer to resign to the Chairman of the Governance and Conduct Review Committee for acceptance or rejection by the Board of Directors. Within 90 days of the meeting the Board of Directors will decide whether to accept or reject the director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. This policy applies to uncontested elections only.
The Governance and Conduct Review Committee has reviewed the candidature of each nominee and confirmed to the Board of Directors that each of the nominees satisfies SLF Inc.’s criteria for board membership and offers skills and experience that will contribute to the board’s continuing ability to keep pace with the Company’s developing business operations. The Board of Directors does not expect that any of the proposed nominees will be unable to serve as a director, but if that occurs for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.
Certain additional information on the nominees for election as directors begins on page 6 of this Circular.
Appointment of Auditor
It is proposed that Deloitte & Touche LLP (“Deloitte”) be appointed auditor of SLF Inc.
The persons named in the form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte as auditor of SLF Inc., to hold office until the next annual meeting of shareholders. Deloitte has been auditor of SLF Inc. since its incorporation in 1999, and has been auditor of Sun Life Assurance for many years.

MANAGEMENT INFORMATION CIRCULAR 2009
For the years ended December 31, 2008, 2007 and 2006, the fees paid by Sun Life Financial for audit work performed by Deloitte were as follows:

	Year Ended December 31
($millions)	2008	2007	2006
Audit Services	19.3	20.8	21.1
Audit-Related Services	1.8	2.0	2.5
Tax Services	–	–	0.1
Other Services	0.1	0.2	0.6
Total	21.2	23.0	24.3

Fees for audit services were paid for professional services rendered by the auditor for the audit of the Company’s consolidated annual financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.
Fees for audit-related services were paid for assurance and related services that were reasonably related to the performance of the audit or review of the annual consolidated financial statements and not reported under the audit services category above. These services consisted primarily of internal control reviews, consultations concerning financial accounting and reporting standards not arising as part of the audit of the Company’s consolidated annual financial statements, CFA Institute (formerly the Association for Investment Management and Research) verifications and employee benefit plan audits.
Fees for tax services were paid for tax compliance, tax advice and tax planning professional services.
Other fees were paid for products and services other than audit, audit-related and tax services described above.
Policy for Approval of Auditor Services
SLF Inc. has established a policy requiring pre-approval of services provided by its external auditor. All fees paid to Deloitte since the policy was established have been approved by the Audit Committee in accordance with the policy in effect at the relevant time.
Shareholder Proposals
Following discussions, SLF Inc. agreed to provide shareholders with an advisory vote on executive compensation at the 2010 Annual Meeting. Meritas Mutual Funds, 1265 Strasburg Road, Kitchener, Ontario, Canada N2R 1S6, withdrew its proposal requesting a vote on this matter. The board wishes to acknowledge and thank this investor for the constructive dialogue.
Shareholder proposals for the 2010 Annual Meeting of Common Shareholders must be submitted no later than 5:00 p.m. (Toronto time) on December 23, 2009, by writing to the Corporate Secretary of SLF Inc. at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or by facsimile to 416-585-9907 or by e-mail to boarddirectors@sunlife.com in order to be considered for inclusion in SLF Inc.’s circular for that meeting.

MANAGEMENT INFORMATION CIRCULAR 2009
Director Nominees
The following table sets out information about the proposed nominees for directors.

James C. Baillie	Securities held
Toronto, ON
Age: 70
Director since 2000(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
6,900	6,900	11,448	9,547	4,000	4,000
Mr. Baillie is of Counsel with Torys LLP, a law firm. He is a member of the Public Accountants Council of the Province of Ontario and a director of Bridgepoint Health Canada. Mr. Baillie has also served on the Board of Directors of three of SLF Inc.’s subsidiaries in the United States and was Chairman of their Audit Committees.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	Decision Dynamics Technology Ltd.	2005 – present
Special Board Committee	1 of 1	100%	Royal Utilities Income Fund(3)	2006 – 2008
Audit	5 of 5	100%
Risk Review (Chair)	5 of 5	100%
Annual Meeting	Yes

George W. Carmany, III	Securities held
Boston, MA
Age: 68
Director since 2004(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
2,000	2,000	9,419	6,052	–	–
Mr. Carmany is President of G. W. Carmany and Company, Inc., an advisor to and investor in development-stage companies in life sciences and financial services. He is Senior Advisor to EnGenelC Pty. Ltd. and Brown Brothers Harriman and Company and a trustee of Bentley College.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	Macquarie Infrastructure Company	2004 – present
Management Resources	4 of 4	100%
Risk Review	5 of 5	100%
Annual Meeting	Yes

John H. Clappison, FCA	Securities held
Toronto, ON
Age: 62
Director since 2006(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
1,000	1,000	7,343	4,140	–	–
Mr. Clappison retired as Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, in December 2005. Mr. Clappison is a director of Summit Energy Holdings LLP, a board member of the Canadian Foundation for Plastic and Reconstructive Surgery, and a trustee of the Shaw Festival Theatre Endowment Foundation, St. Michael’s Hospital Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	Canadian Real Estate Investment Trust	2007 – present
Audit	5 of 5	100%	Cameco Corporation	2006 – present
Risk Review	5 of 5	100%	Rogers Communications Inc.	2006 – present
Annual Meeting	Yes

MANAGEMENT INFORMATION CIRCULAR 2009

David A. Ganong, CM	Securities held
St. Stephen, NB
Age: 65
Director since 2002(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
7,567	7,567	11,134	8,487	2,000	2,000
Mr. Ganong is Chairman of Ganong Bros. Limited, a confectionery manufacturer. Prior to July 2008, he was President of Ganong Bros. Limited. Mr. Ganong is a member of the Board of Governors of The University of New Brunswick. He is a Canadian representative on the North American Competitiveness Council and a director of the Canadian Council of Chief Executives.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	Air Canada	1988 – 2004
Management Resources	4 of 4	100%	New Brunswick and Canada Railway	1985 – 2004
Risk Review	5 of 5	100%
Annual Meeting	Yes

Germaine Gibara, CFA	Securities held
Montreal, QC
Age: 64
Director since 2002(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
4,333	4,177	14,042	10,548	2,000	2,000
Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of the CPP Investment Board and St. Lawrence Cement Inc.(4)

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	Cogeco Inc.	2007 – present
Audit	4 of 5	80%	Technip	2007 – present
Governance and Conduct	5 of 5	100%	Agrium Inc.	2004 – present
Review			Cogeco Cable Inc.	2003 – present
Annual Meeting	Yes		St. Lawrence Cement Inc.(4)	2005 – 2007

Krystyna T. Hoeg, CA	Securities held
Toronto, ON
Age: 59
Director since 2002(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
3,405	3,405	19,096	16,903	2,000	2,000
Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until February 2007. She is a director of Ganong Bros. Limited, Samuel, Son & Co., Limited and Toronto East General Hospital. Ms. Hoeg is a member of the Advisory Board of the Woodrow Wilson Center’s Canada Institute and a member of the Canadian Audit Committee Network.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	Imperial Oil Limited	2008 – present
Special Board Committee	1 of 1	100%	Canadian Pacific Railway Company	2007 – present
Audit (Chair)	5 of 5	100%	Canadian Pacific Railway Limited	2007 – present
Risk Review	5 of 5	100%	Cineplex Galaxy Income Fund	2006 – present
Annual Meeting	Yes		Shoppers Drug Mart Corporation	2006 – present
			Corby Distilleries Limited	1996 – 2007

MANAGEMENT INFORMATION CIRCULAR 2009

David W. Kerr, CA	Securities held
Toronto, ON
Age: 65
Director since 2004(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
8,000	8,000	10,239	6,750	–	–
Mr. Kerr is Managing Partner of Edper Financial Group, an investment holding company. Prior to August 2006, he was Chairman of Falconbridge Limited. Mr. Kerr is a director of the Toronto Rehabilitation Hospital Foundation, the Special Olympics Foundation and Sustainable Development Technology Canada. He is an Advisory Board Member at the Schulich School of Business, York University.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	CanWest Global Communications Corp.	2007 – present
Audit	5 of 5	100%	Research In Motion Limited	2007 – present
Management Resources	4 of 4	100%	Brookfield Asset Management Inc.	1987 – present
(Chair)			Shell Canada Limited	2003 – 2007
Annual Meeting	Yes		Falconbridge Limited	1989 – 2006

Idalene F. Kesner	Securities held
Bloomington, IN
Age: 51
Director since 2002(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
11,500	7,500	6,589	4,873	2,000	2,000
Professor Kesner is Chairperson, Department of Management and Entrepreneurship and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post-secondary educational institution. Until July 2006, she was Chairperson, MBA Program at Indiana University.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	None
Governance and Conduct Review	5 of 5	100%
Risk Review	5 of 5	100%
Annual Meeting	Yes

Mitchell M. Merin	Securities held
Mantoloking, NJ
Age: 55
Director since 2007(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
12,060	999	4,470	1,319	–	–
Mr. Merin retired as President and Chief Operating Officer of Morgan Stanley Investment Management (“MSIM”), the investment management business for individual and institutional investors of Morgan Stanley, in September 2005. During his time at MSIM, he also served as a director or trustee of a number of registered investment companies for which MSIM acted as investment manager or investment advisor.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	None
Management Resources	4 of 4	100%
Risk Review	5 of 5	100%
Annual Meeting	Yes

MANAGEMENT INFORMATION CIRCULAR 2009

Bertin F. Nadeau	Securities held
Montreal, QC
Age: 68
Director since 1999(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
14,256	14,256	6,589	4,873	4,000	4,000
Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company. He is Chairman of TechnoBev Limitée and Casavant Frères Limitée. Mr. Nadeau is a director of The Montreal General Hospital Foundation.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	LaFarge North America Inc.	1998 – 2006
Governance and Conduct Review (Chair)	5 of 5	100%
Management Resources	4 of 4	100%
Annual Meeting	Yes

Ronald W. Osborne, FCA	Securities held
Toronto, ON
Age: 62
Director since 1999(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
20,748	20,114	15,258	9,969	4,000	4,000
Mr. Osborne is Chairman of the Board of SLF Inc. and Sun Life Assurance. Mr. Osborne is Chairman of the Board of Governors of the Corporation of Massey Hall and Roy Thomson Hall, a member of the Advisory Board of Brookfield Power, and a director of St. Lawrence Cement Inc.(4) Until March 2007, he was a director of SLF Inc.’s subsidiary Massachusetts Financial Services Company (“MFS”).

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board (Chair)	13 of 13	100%	Tim Hortons Inc.	2008 – present
Special Board Committee	1 of 1	100%	Riocan Real Estate Investment Trust	2004 – present
Governance and Conduct Review(5)	5 of 5	100%	Torstar Corporation	2003 – 2009
Audit(5)	5 of 5	100%	St. Lawrence Cement Inc.(4)	2004 – 2007
Management Resources(5)	4 of 4	100%	Four Seasons Hotels Inc.	2003 – 2007
Risk Review(5)	4 of 5	80%	Shell Canada Limited	2001 – 2007
	Yes		Nortel Networks Corporation /	2005 – 2006
Annual Meeting			Nortel Networks Limited
			Air Canada	1999 – 2004

Hon. Hugh D. Segal, CM	Securities held
Kingston, ON
Age: 58
If elected, will be an
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
3,500	–	–	–	–	–
The Honourable Hugh Segal is a Canadian senator. He was appointed to the Senate in 2005. Senator Segal is a Senior Fellow at the School of Policy Studies, Queen’s University and a professor of public policy at Queen’s School of Business. He is a director of St. Lawrence Cement Inc.(4) Senator Segal is Chairman of the Board of the Walter and Duncan Gordon Foundation and of Thales Canada, a member of the Atlantic Council, the Chair of the Canadian Institute of Strategic Studies and David Hughes Inc. and a trustee of the McGill Institute for the Study of Canada.

Board/Committee		Other Public Company Board Memberships Held
Memberships	2008 Attendance	During the Last Five Years

Senator Segal is not	n/a	Energy Savings Income Fund	2001 – present
currently on the board.		SNC Lavelin Group Inc.	1999 – present
		Gluskin Sheff & Associates Inc.	2006 – 2009
		CPI Plastics Group Ltd.	2001 – 2007
		St. Lawrence Cement Inc.(4)	2001 – 2007
		Vincor International Inc.	1994 – 2006

MANAGEMENT INFORMATION CIRCULAR 2009

Donald A. Stewart, FIA, FCIA	Securities held
Toronto, ON
Age: 62
Director since 1999(1)
Non-Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
50,666	47,845	206,144	198,412	1,939,929	1,392,120
Mr. Stewart is Chief Executive Officer of SLF Inc. and Sun Life Assurance. Mr. Stewart serves on the Board of Directors of a number of SLF Inc.’s subsidiaries. He is a director of Novelis Inc. and the American Council of Life Insurers. From 2001 to 2007 Mr. Stewart was a director of the Canadian Life and Health Insurance Association Inc. and rejoined this board in 2008.

Board/Committee			Other Public Company Board Memberships Held
Memberships	2008 Attendance		During the Last Five Years

Board	13 of 13	100%	CI Financial Income Fund	2006 – 2008
Special Board Committee	1 of 1	100%
Annual Meeting	Yes

James H. Sutcliffe, FIA	Securities held
London, England
Age: 52
Director since 2009(1)
Independent Director

Common Shares(2)		DSUs(2)		Options(2)

2009	2008	2009	2008	2009	2008
–	–	–	–	–	–
Mr. Sutcliffe retired as Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe spent most of his career with Prudential plc, an international retail financial services group. He is a trustee of Buffelshoek Trust.

Board/Committee		Other Public Company Board Memberships Held
Memberships	2008 Attendance	During the Last Five Years

Board	Mr. Sutcliffe became	Lonmin plc	2007 – present
Audit	a director effective	Old Mutual plc	2001 – 2008
Risk Review	February 10, 2009.

(1)	Director since means the year in which the director first joined the board of SLF Inc., which was formed in 1999.

(2)	Common shares, DSUs and Options as at March 4, 2009 and February 29, 2008.

(3)	Royal Utilities Income Fund ceased to be a public company on May 5, 2008.

(4)	St. Lawrence Cement Inc. ceased to be a public company on August 14, 2007.

(5)	Mr. Osborne is a member of the Governance and Conduct Review Committee and an ex-officio member of all other committees.
W. Vickery Stoughton did not stand for re-election at the annual meeting held on May 14, 2008. His 2008 attendance until that date was as follows:

Board/Committee Memberships
Board	4 of 4	100%
Governance	2 of 2	100%
Management Resources	1 of 1	100%
Annual Meeting	No
Except as disclosed below, no proposed director of SLF Inc. is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days. No proposed director of SLF Inc. is or has been, in the last 10 years, a director or executive officer of a company that, while that person was acting in that

MANAGEMENT INFORMATION CIRCULAR 2009
capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
i)	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003 Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Professor Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;

ii)	Messrs. Ganong and Osborne were directors of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada; and

iii)	Mr. Osborne was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, “Nortel”) when on April 10, 2006 the Ontario Securities Commission (“OSC”) issued a management cease trade order prohibiting all directors, officers and certain other current and former employees of Nortel from trading in securities of Nortel until two business days following receipt by the OSC of all filings required to be made by Nortel pursuant to Ontario securities laws. This order resulted from Nortel’s need to restate certain previously reported financial results and related delays in filing certain of its 2005 financial results. This order was revoked effective June 8, 2006. Mr. Osborne is no longer a director of Nortel.

MANAGEMENT INFORMATION CIRCULAR 2009
Report on Corporate Governance
The Board of Directors strives to continually improve the way it executes its mandate of supervising the management of the business and affairs of SLF Inc. At least annually, the board’s corporate governance processes and practices are reviewed. The Company believes they are consistent with evolving best practices, the Act, the Canadian Securities Administrators’ Corporate Governance Guidelines and the Guidelines issued by the Office of the Superintendent of Financial Institutions (“OSFI”) for Effective Corporate Governance in Federally Regulated Financial Institutions and they do not substantially differ from those followed by U.S. companies under the New York Stock Exchange (“NYSE”) Corporate Governance Rules.
This report outlines Sun Life Financial’s approach to corporate governance. Corporate governance documents referred to in this report are listed in the following table. These documents are regularly reviewed and approved by the Board of Directors or a committee of the board.

Location
(or from the Corporate
Corporate Governance Document	Secretary on request)	Review Cycle

Charter of the Board of Directors,	www.sunlife.com	Annual
Includes position descriptions for:
– Directors	Schedule A beginning on
– Non-Executive Chairman of the Board	page 55
– Committee Chairs

Director Independence Policy	www.sunlife.com	Annual

Chief Executive Officer position description	www.sunlife.com	Annual

Charters of Board Committees	www.sunlife.com	Annual

Code of Business Conduct	www.sunlife.com	Regular, at least tri-annual
www.sedar.com

Board Composition and Director Independence
The composition and organization of the board is governed primarily by the Act, which has requirements on the qualifications, number, affiliation and Canadian residency of directors. SLF Inc.’s by-laws allow for a minimum of eight and a maximum of 20 directors. The board regularly reviews its effectiveness and the optimal size of the board. The board is currently of the view that 12-14 directors are needed in order to fulfill the responsibilities of the board. Temporarily a higher number may be required to allow for an orderly succession of directors. The board must be able to operate independently of management in order to be effective. Therefore, a majority of the directors of SLF Inc. must be independent at all times. It is also a policy of the board that all members of board committees must be independent.
The Governance and Conduct Review Committee has evaluated the independence of each director in accordance with the Director Independence Policy and confirmed to the board that 13 of the 14 individuals who are nominated for election at the meeting are independent and also that the current members of the Audit Committee meet the additional independence requirements needed to be considered an independent member of that committee. Director nominee Donald A. Stewart is not independent because he is Chief Executive Officer of SLF Inc. The independence status of each director is disclosed in the Director Nominees section starting on page 6.
Meaning of “Independent”
An individual will be considered independent if he or she does not have, directly or indirectly, any relationship with the Company that could reasonably be expected to interfere with his or her exercise of independent judgment.
Acting Independently
The roles of the Chairman and Chief Executive Officer are separate. Ronald W. Osborne, Chairman of the Board, is an independent director. His role is to provide leadership to enhance the effectiveness and independence of the board.

MANAGEMENT INFORMATION CIRCULAR 2009
Regular private sessions of the board and board committees are held, without members of management present. Open and candid discussion of all topics covered during meetings takes place. These discussions generally form part of the Committee Chairs’ reports to the full board. The Chairman of the Board also holds a private meeting annually of the independent directors to discuss the effectiveness of the board and the performance assessment of the Chief Executive Officer.
Board Interlocks
Currently no directors serve together on other public company boards.
Service on Other Public Company Audit Committees
The board does not limit the number of audit committees on which its Audit Committee members serve.
Krystyna T. Hoeg, Chair of the Audit Committee, is an audit committee member of three other public company audit committees (two of which meet concurrently). John H. Clappison, a member of the Audit Committee, is an audit committee member of three other public company audit committees.
The board has determined that given the time and diligence these directors devote to their SLF Inc. duties and their extensive accounting and financial qualifications and related experience, their ability to serve on SLF Inc.’s Audit Committee is not impaired.
Board Mandate
The Board of Directors is responsible for supervising the management of the business and affairs of SLF Inc. The board’s overall stewardship responsibilities, which it performs either directly or through its committees, are outlined in the Charter of the Board of Directors. The Charter is reviewed annually by the board and the Governance and Conduct Review Committee.
The board’s responsibilities include:
Setting an Ethical Tone
The board’s oversight of business conduct is described in the section entitled Ethical Business Conduct beginning on page 17.
Adoption of a Strategic Planning Process
The board sets the strategic direction for the Company and annually approves the related financial and operating plan. The board approves the vision and mission statement and regularly reviews the effectiveness of the strategic planning process.
In June 2008, the annual two-day off-site strategy meeting included a visit to SLF Canada’s operations in Waterloo, Ontario. Strategic options for the Company and each of its major business groups were reviewed at the meeting. The execution of the Company’s strategy by management is monitored at every regular meeting of the board. Management must seek board approval of transactions that will have significant strategic impact.
Identification of the Principal Risks
The board, through its Risk Review Committee, ensures a process is in place to identify and manage major market, credit, insurance and operational risks across the enterprise. The Risk Review Committee also reviews compliance with risk management policies and reports related to compliance with legal and regulatory matters, including the Sun Life Financial Code of Business Conduct.
Succession Planning
The board, through its Management Resources Committee, reviews succession plans for the position of Chief Executive Officer and establishes and oversees processes for evaluating the performance of the Chief Executive Officer. The committee reviews the succession plans for senior management and the Chief Executive Officer’s assessment of their performance.
On an annual basis, the independent directors review succession plans and participate in the evaluation of the Chief Executive Officer. The board approves the appointment of individuals at the level of Corporate Executive Vice-President and Business Group President.

MANAGEMENT INFORMATION CIRCULAR 2009
Communications Policy
The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, annual and interim Management’s Discussion and Analysis, the Annual Information Form and this Circular. The board, through its Governance and Conduct Review Committee, regularly reviews and, when appropriate, approves policies with regard to public disclosure, confidentiality of information and securities trading. These policies reflect the Company’s commitment to being responsive to the disclosure needs of the investment community and other stakeholders and providing timely, consistent and accurate information to the investing public in compliance with its disclosure obligations.
Integrity of Internal Control and Management Information Systems
The board, through its Audit Committee, reviews, approves and monitors the internal control and management information systems that provide reasonable assurance as to the reliability of the Company’s financial information and the safeguarding of its assets. On a quarterly basis, the Chief Auditor reviews the adequacy and effectiveness of the internal control environment with that committee.
Corporate Governance
The board, through its Governance and Conduct Review Committee, monitors on a continuing basis current corporate governance developments and the effectiveness of the corporate governance processes, guidelines and disclosure within the Company. This includes corporate governance practices and policies that apply to the Board of Directors. Shareholders and other interested parties may provide direct feedback to the independent directors in writing, by mail, fax or e-mail. Contact information is noted on page 54.
Board and Board Committee Effectiveness Review Process
Each year a process is undertaken to review the effectiveness of the board and each board committee. Responses to a written questionnaire are compiled, the Chairman of the Board reviews all responses and all directors receive a summary of the results. Recommendations that the independent directors agree will enhance effectiveness are adopted. Process improvements are regularly suggested by board members, discussed at private sessions of the independent directors and implemented. In addition, each committee of the board reviews its own performance and reports to the board on those deliberations and suggestions for effectiveness enhancements.
Process for Individual Director Assessment
The independent directors, including the Chairman of the Board, participate in a peer evaluation process each year. This process has been developed and enhanced over a number of years with the assistance of an independent advisor. Every other year the evaluation takes the form of a written assessment. Each independent director receives a summary of their evaluation results. Individual results are also shared with the Chairman of the Board. Each year the Chairman of the Board has a feedback discussion with each independent director. The Chairman of the Governance and Conduct Review Committee undertakes a similar process to assess and provide feedback to the Chairman of the Board.

MANAGEMENT INFORMATION CIRCULAR 2009
Results of the director assessment process are considered by the Governance and Conduct Review Committee as part of the nomination process. The board and personal governance skills deemed necessary to contribute to the board are outlined in the following table.

BOARD GOVERNANCE SKILLS
•	Demonstrates knowledge of the Company’s business and the financial services sectors in which it operates.
•	Evidences diligent preparation for meetings (knows the material; has well-formulated questions).
•	Contributes meaningfully and knowledgeably to board discussions; provides valuable input; brings new thinking.
•	Shows an understanding of strategy and vision; provides strategic insight and direction; conceptualizes key trends; evaluates strategic decisions.
•	Demonstrates an appropriate understanding of the Company’s strategy and key risks.
•	Demonstrates an ability to identify the costs, benefits and implications of board decisions.
•	Demonstrates financial literacy; sees the issues behind the numbers.
•	Keeps questions at an appropriate level for board oversight and discussion.
•	Willing to be accountable for and be bound by board decisions.
PERSONAL GOVERNANCE SKILLS
•	Willing to take a stand or express a view, even if it runs contrary to prevailing wisdom or the direction of the conversation; exercises independent judgement.
•	Works effectively with fellow directors and management; tries to build consensus; manages conflict constructively; willing to change his or her viewpoint.
•	Communicates persuasively and logically; voices concerns; raises tough questions in a manner that encourages open discussion.
•	Listens effectively to others’ ideas and viewpoints.
•	Asks value-adding and appropriately timed questions; demonstrates appropriate initiative in raising issues and seeking others’ views.
•	Effectively applies his/her knowledge, experience and expertise to issues confronting the Company.
•	Available when needed; accessible and approachable.
•	Demonstrates a solid understanding of the role and responsibilities of a director. Understands how the role differs from management and contributes accordingly.
•	Prevents own interests from conflicting with or appearing to conflict with the interests of the Company.
OVERALL, makes a valuable contribution to the functioning of the board.
Position Descriptions
Chairman of the Board
The Chairman of the Board is an independent director who is responsible for providing leadership to enhance the effectiveness and independence of the board. The Chairman of the Board also manages the affairs of the Board of Directors to assist the directors in carrying out their responsibilities and to enhance the effectiveness and cohesion of the board as a whole. The Chairman of the Board attends all committee meetings on an ex-officio basis other than the Governance and Conduct Review Committee, of which he is a member.
Board Committee Chairs
Independent directors hold all the chair positions. The Committee Chairs’ responsibilities include advance review of agendas and meeting material to ensure meetings are conducted in a productive manner that enhances the Board of Directors’ overall effectiveness and independence. Committee Chairs, in consultation with the Chairman of the Board, may engage independent advisors at the expense of SLF Inc. as part of that process.

MANAGEMENT INFORMATION CIRCULAR 2009
Chief Executive Officer
The Act requires the Chief Executive Officer to be a director. The Chief Executive Officer has overall responsibility for the leadership, strategic direction and business results of the Company. Working closely with the Chairman of the Board, the Board of Directors and the Executive Team, the Chief Executive Officer ensures that the Company establishes appropriate goals, manages its resources to meet these goals and executes the steps necessary to deliver the highest possible standards of business performance. A key responsibility of the Chief Executive Officer is to maintain an external perspective on Sun Life Financial’s overall long-term position in the international financial services environment in order to grow the business in selected global markets.
Orientation and Continuing Education
Orientation sessions are held for new directors and directors who join committees. The orientation program has several components. Sessions on the Company’s strategy, business operations and financial reporting as well as visits to operational sites are held with corporate and operating management. The Chairman of the Board meets with new directors to discuss the role of the board and board committees. When a new or current director joins a committee, a meeting is scheduled with the Committee Chair and members of management who provide reports to that committee to provide an overview of that committee’s work.
Management regularly updates a Directors’ Manual for new and existing directors that includes information about SLF Inc., the board, its committees and board administration.
Education seminars for directors are held regularly to enhance the directors’ understanding of the Company’s business and the environment in which it operates and to allow an in-depth discussion of topics covered. Individual directors may participate in outside professional development programs approved by the Chairman of the Board, at the expense of SLF Inc., to further promote continuing education. In 2008 certain directors attended or spoke on panels organized by corporate governance organizations such as the Institute of Corporate Directors, Deloitte’s Directors’ Seminar series and the Canadian Audit Committee Network.
The following table lists education seminars held during 2008.

Date	Topic	Presenter	Director attendees
Feb 13	Executive Compensation	Louise McLaren, SVP and Chief Human Resources Officer and Jeffrey Kozan, Vice-President, Total Rewards	All
May 1	Management of General Fund Assets	James Anderson, EVP and Chief Investment Officer and Candace Shaw, Senior Managing Director, Head of North American Public Fixed Income	All
May 28	International Financial Reporting Standards	Corporate Finance management team and representatives of Deloitte	Audit Committee members
June 17	Site visit to SLF Canada , Waterloo, ON Presentations on Individual Insurance and Investments Group Benefits Group Retirement Services Customer Solutions Application Services	SLF Canada management team	All
July 31	Anti-Money Laundering and Anti-Terrorist Financing Review	Natalie Ochrym, VP and Chief Compliance Officer and David Shuen, VP and Chief Anti-Money Laundering Officer	All
Dec 10	Financial Services at a Crossroads	Owen Ryan, Global Advisory Partner, Deloitte	All
Dec 11	Variable Products with Guarantees: Focus on Segregated Funds and Variable Annuities	Keith Gubbay, SVP and Chief Actuary, SLF U.S. and Michael Stramaglia, EVP and Chief Risk Officer	All

MANAGEMENT INFORMATION CIRCULAR 2009
Ethical Business Conduct
The Company’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets an ethical “tone from the top” and satisfies itself that senior management sustains a culture of integrity throughout the organization.
The board has approved the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees. The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. The Code of Business Conduct was last reviewed and amended in 2006. No waivers of the Code for directors or executive officers have been granted.
In addition to the Code of Business Conduct, the Charter of the Board of Directors includes a policy on dealing with conflicts of interest. As a regulated financial institution, SLF Inc. is subject to related party rules. The effectiveness of procedures put in place by management to monitor compliance with those rules is reviewed annually by the Governance and Conduct Review Committee and reported to the Superintendent of Financial Institutions.
Nomination of Directors
Recruitment of New Directors
The Governance and Conduct Review Committee regularly reviews a priority list of potential candidates who offer skills and experience that will complement the current board composition. When an opening on the board is identified, prospective director candidates are interviewed by the Chairman of the Board, the Chief Executive Officer and the Chairman of the Governance and Conduct Review Committee. Recommendations on new director nominees are then presented to the Governance and Conduct Review Committee. Following reference checks, the Governance and Conduct Review Committee recommends appointment or nomination of new directors to the Board of Directors. James H. Sutcliffe, a recently retired financial services industry executive, was recruited to the board and was appointed a director effective February 10, 2009. The Honourable Hugh D. Segal, a Canadian senator with a social, economic and foreign policy background, was also recruited to the board and is standing for election at the meeting.
Nomination of an Existing Director for Re-election
On an annual basis, the Board of Directors, on recommendation from the Governance and Conduct Review Committee, nominates directors for election by shareholders for a one-year term. Results of the director assessment process discussed on page 15 are considered by the Governance and Conduct Review Committee as part of the nomination process.
SLF Inc.’s by-laws generally do not allow a person who has reached the age of 70 to stand for election or appointment as a director. On February 11, 2009 the independent directors waived the retirement age of 70 specified in the by-laws for James C. Baillie as his continued service as a director was determined to be in the best interests of SLF Inc.
In addition, a number of corporate governance policies apply to the ongoing tenure of directors. A director must tender a written offer to resign if:
•	In two consecutive years, the director did not attend at least 75% of the regularly scheduled meetings of the board and the board committees;

•	His or her principal employment or other business or professional circumstances change materially; or

•	In an election by shareholders where only the nominees recommended by the board stand for election, a director receives more “withheld” votes for his or her election than “for” votes.

MANAGEMENT INFORMATION CIRCULAR 2009
Reports of Board Committees
The board has established four standing committees:
•	Audit Committee;

•	Governance and Conduct Review Committee;

•	Management Resources Committee; and

•	Risk Review Committee.
This structure allows the board to undertake an in-depth review of topics. Charters of board committees are reviewed and updated annually. All members of board committees are independent as defined in the Director Independence Policy.
Generally, board committees meet in advance of the board meetings where Sun Life Financial’s annual and quarterly financial results and the annual financial and operating plan are approved. Special meetings are convened when necessary.
The Chairman of the Board and each Committee Chair reviews the agenda for each meeting of a board committee. Agendas are based on a committee’s forward agenda and items noted at prior meetings for committee consideration. After reviewing reports submitted by management, each committee meets without management present. Each Committee Chair reports to the board on the committee’s deliberations after each meeting and presents recommendations to the Board of Directors on matters requiring board approval.
Each committee has prepared a report to describe the responsibilities of the committee and highlights of matters considered during 2008 and up to the time of this Circular.
Report of the Audit Committee

Krystyna T. Hoeg (Chair)	James C. Baillie	John H. Clappison	Germaine Gibara	David W. Kerr	James H. Sutcliffe
Note: James H. Sutcliffe became a member of the committee effective February 10, 2009.
The primary function of the Audit Committee is to assist the Board of Directors with its oversight role with respect to the integrity of financial statements, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment and the qualifications, independence and performance of the external auditor, Deloitte. Oversight responsibilities with respect to assessment and management of certain risks are closely coordinated between the Audit Committee and the Risk Review Committee.
The Audit Committee met five times in 2008. The committee begins each meeting with a private session without management. After reviewing reports submitted by management and Deloitte, the committee again meets privately. The committee held private meetings regularly with each of Deloitte, the Chief Financial Officer and the Chief Auditor and periodically with the Chief Actuary.
Independence and Financial Literacy of Audit Committee Members
Each member of the Audit Committee meets the additional independence standards applicable to members of that committee set out in the Director Independence Policy.
The board has determined that the members of the Audit Committee are financially literate. In the Board of Directors’ judgment, a member of the Audit Committee is financially literate, if, after seeking and receiving any explanations or information from senior financial management of the Company or the external auditor of SLF Inc. that the member requires, the member is able to read and

MANAGEMENT INFORMATION CIRCULAR 2009
understand the Company’s consolidated financial statements to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
The board has also determined that the Committee Chair, Ms. Hoeg, is an “audit committee financial expert” as defined by the United States Securities and Exchange Commission (“SEC”) rules and therefore has the accounting or related financial management experience required by the NYSE rules.
In 2008, and up to the time of this Circular, the Audit Committee, in accordance with its Charter, undertook the following.
Financial Reporting
Management is responsible for preparing the Company’s consolidated financial statements and for the reporting process. Deloitte, as SLF Inc.’s independent auditor, is responsible for auditing SLF Inc.’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).
•	Reviewed the Company’s principal accounting practices and policies with management and Deloitte and assured itself of Deloitte’s satisfaction with the accounting estimates and judgements made by management.

•	Discussed with the Chief Executive Officer and the Chief Financial Officer the certifications relating to financial disclosure and controls that those officers are required by law to file with securities regulatory authorities.

•	Reviewed with management and Deloitte and recommended for approval by the board the annual audited consolidated financial statements, the Annual Information Form, the quarterly unaudited consolidated financial statements, Management’s Discussion and Analysis and earnings news releases on annual and quarterly results.

•	Participated in education sessions on the Company’s implementation plans for International Financial Reporting Standards and on considerations for Financial Services Industry Audit Committees in the current economic environment.
External Auditor
•	Satisfied itself as to the independence of Deloitte.

•	Reviewed and approved the overall scope of the annual audit plan and the resources devoted to the audit.

•	Reviewed and approved all services and related fees as permitted by the Company’s Policy Restricting the Use of External Auditors.

•	Assessed the performance of Deloitte and recommended to the board the nomination of Deloitte for re-appointment at the annual meeting.
Internal Control Environment
•	Satisfied itself as to the independence of the Internal Audit function.

•	Reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor and the resources proposed to be devoted to executing the internal audit plan.

•	Reviewed, on a quarterly basis, the Chief Auditor’s report on the adequacy and effectiveness of the internal control environment with the committee.

•	Reviewed management’s reports on the effectiveness of Sun Life Financial’s disclosure controls and procedures and its internal control over financial reporting and the attestation by Deloitte on the effectiveness of Sun Life Financial’s internal control over financial reporting.
Office of the Superintendent of Financial Institutions (“OSFI”)
•	Reviewed with the representatives of OSFI their annual examination report and the status of items raised by OSFI with management on a regular basis.
Additional information on the Audit Committee can be found in SLF Inc.’s 2008 Renewal Annual Information Form filed with the Canadian securities regulators and with the SEC which can be accessed at www.sedar.com and www.sec.gov/edgar, respectively.
The members of the Audit Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
Report of the Governance and Conduct Review Committee

Bertin F. Nadeau (Chair)	Germaine Gibara	Idalene F. Kesner	Ronald W. Osborne
Note: W. Vickery Stoughton was a member of the committee until May 14, 2008.
The primary functions of the Governance and Conduct Review Committee are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes within Sun Life Financial, reviewing policies and processes to sustain ethical behaviour within Sun Life Financial, assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board, and recommending nominees for election as directors.
The Governance and Conduct Review Committee met five times in 2008 and held a private session without management present at each meeting. In 2008, and up to the time of this Circular, the Governance and Conduct Review Committee, in accordance with its Charter, undertook the following.
Corporate Governance Processes within Sun Life Financial
•	Reviewed current corporate governance developments and related disclosure in the annual meeting proxy materials.

•	Reviewed the annual report on adherence to the Code of Business Conduct.

•	Considered a proposal submitted by a shareholder and SLF Inc.’s position on advisory shareholder votes on compensation and recommended a response to the board.

•	Reviewed and approved an assessment of responsible persons policy in response to a new OSFI guideline.

•	Reviewed compliance with related party rules.
Board Governance and Assessment
•	Reviewed the Charters of the Board of Directors and board committees and recommended some reallocation of duties to the board.

•	Agreed on board and board committee meeting dates and forward agendas.

•	Executed the process for evaluating the effectiveness of the board, each board committee, the contributions of individual directors and the Chairman of the Board.

•	Reviewed the appropriateness of the compensation of directors and director share ownership guidelines and made recommendations to the board.
Nomination of Directors and Education
•	Identified individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition and recommended those nominees to the board for election or re-election as directors.

•	Recruited two new directors to the board.

•	Reviewed director education programs for board members.
The members of the Governance and Conduct Review Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
Report of the Risk Review Committee

James C. Baillie (Chair)	George W. Carmany, III	John H. Clappison	David A. Ganong	Krystyna T. Hoeg	Idalene F. Kesner	Mitchell M. Merin	James H. Sutcliffe
Note: James H. Sutcliffe became a member of the committee effective February 10, 2009.
The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight role in ensuring the identification of major areas of risk facing the organization and the development of strategies to manage those risks, and to review compliance with risk management policies and reports related to compliance with legal and regulatory matters. Oversight responsibilities with respect to assessment and management of certain risks are closely coordinated between the Risk Review Committee and Audit Committee.
The Risk Review Committee met five times in 2008. After reviewing reports submitted by management, the committee generally met privately with the Chief Compliance Officer and Chief Risk Officer at each meeting and then met without management present. In 2008, and up to the time of this Circular, the Risk Review Committee, in accordance with its Charter, undertook the following.
Risk Management and Investment Portfolio Reviews
•	On a regular basis, discussed market conditions and companies in the news and reviewed quarterly investment portfolio performance and general fund investments.

•	In addition:
•	Beginning in 2007, received regular briefings on the sub-prime mortgage loans situation in the United States.

•	Through August 2008, together with the Board of Directors, received regular briefings on the Company’s investment portfolio and the effects of widening credit spreads and bond downgrades.

•	Since September 2008, together with the Board of Directors, reviewed detailed presentations on equity market risk management, risk appetite and tolerance limits, liquidity risk management and general overviews of recent credit and equity market events and potential business and regulatory implications.
•	Continued to work with management to determine where and how oversight systems could be improved to capture lessons learned from recent market events.

•	Reviewed with the Chief Risk Officer the enterprise-wide process for identifying the major market, credit, insurance and operational risks faced by Sun Life Financial and monitored the strategies and programs put in place to manage those risks.

•	Discussed current risk issues and the design of policies and business practices to deal with those issues.

•	Examined income and financial sensitivity to movements in market conditions (interest rates, equity markets and currency exchange rates) quarterly. Reviewed and monitored hedging programs to address these risks quarterly.

•	Reviewed risks inherent in the Company’s products and steps being taken to address those risks.

•	Reviewed reports on the Company’s risk concentrations and exposure to reinsurance counterparties.

•	Reviewed the capital adequacy and financial strength of Sun Life Financial with the Chief Actuary and other members of management.
Risk Management Policies
•	Received regular updates on management’s review of the overall risk management policy framework.

•	Monitored the effectiveness of and compliance with policies implemented for the management and control of risk, including investment policies and standing investment authorizations, product design and pricing management, underwriting and claims liability management, risk tolerance, asset-liability risk management, capital management, participating insurance, operational risk, mergers and acquisitions, reinsurance ceded, management of risk to reputation, management of financial models and outsourcing, legislative compliance management, and anti-money laundering and anti-terrorist financing.

•	Reviewed with business group senior compliance officers and senior management the effectiveness of their compliance structures and how they undertake Business Practice Reviews.

MANAGEMENT INFORMATION CIRCULAR 2009
Legal and Regulatory Matters
•	Reviewed with the representatives of OSFI their annual examination report and the status of items raised by OSFI with management on a regular basis.

•	Reviewed with management the status of items raised in the annual OSFI examination report.

•	Reviewed with the Chief Compliance Officer reports on compliance activities and material compliance matters on a quarterly and annual basis, as well as reports on compliance with the Code of Business Conduct.

•	Reviewed with the Chief Anti-Money Laundering Officer the Company’s policies and procedures for complying with anti-money laundering and suppression of terrorism laws.

•	Reviewed reports on outstanding litigation and regulatory matters.
The members of the Risk Review Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2008.
Report of the Management Resources Committee

David W. Kerr (Chair)	George W. Carmany, III	David A. Ganong	Mitchell M. Merin	Bertin F. Nadeau
Note: W. Vickery Stoughton was a member of the committee until May 14, 2008.
The primary function of the Management Resources Committee is to assist the Board of Directors with its oversight role by ensuring that the Company has the leadership resources to provide succession for senior executive positions, and the programs to effectively attract, retain, develop and reward executives for achieving strategic objectives.
The committee met four times in 2008. The committee meets privately without management at the beginning of each meeting and after reviewing reports submitted by management and independent advisors, meets privately again. The Chief Executive Officer attends meetings by invitation.
In 2008, and up to the time of this Circular, the Management Resources Committee, in accordance with its Charter, undertook the following.
•	Reviewed succession options in relation to the Chief Executive Officer and leadership bench strength across the Company, providing succession for other senior management positions.

•	Assessed the performance of the Chief Executive Officer and recommended to the Board of Directors the Chief Executive Officer’s compensation in relation to the Company’s performance and his leadership.

•	Reviewed the Chief Executive Officer’s performance assessment and compensation recommendations in relation to other officers including the Corporate Executive Vice-Presidents, Business Group Presidents, Chief Actuary, Chief Auditor, Chief Compliance Officer, and senior officers of major subsidiaries, and made recommendations to the Board of Directors.

•	Reviewed and approved executive remuneration policies, programs and levels, including pension and benefit arrangements and the determination of appropriate performance measures and targets for incentive compensation plans.

•	Reviewed executive compensation and disclosure practices taking into consideration best practices among leading organizations.

•	Reviewed the value of executive officer compensation on termination of employment under various scenarios, including change of control.

•	Oversaw the governance of employee pension plans.

MANAGEMENT INFORMATION CIRCULAR 2009
Independent Advice
Management uses competitive compensation market studies prepared by various external compensation consultants to prepare materials for review by the committee. These studies provide market comparisons against Sun Life Financial’s selected comparator companies.
The committee engages its own independent consultants to opine on Sun Life Financial’s compensation practices and assist in determining the appropriateness of compensation of its senior executives. The committee, in consultation with the Chairman of the Board, has authority to retain and approve the fees of its consultants. In 2008 Hugessen Consulting Inc. (“Hugessen”), an independent consulting firm that provides executive compensation consulting services, provided advice on policy recommendations and reviewed and provided commentary on this Circular. The committee must pre-approve any additional work of a material nature assigned to Hugessen and will not approve any such work that, in its view, could compromise Hugessen’s independence as advisor to the committee. In 2008 Hugessen did not provide any other services to Sun Life Financial. Decisions made by the committee are the responsibility of the committee and may reflect factors and considerations in addition to the information and recommendations provided by Hugessen. The fees paid to Hugessen for services performed as the committee’s advisor in 2008 totalled $122,433. In addition, the committee retained Frederic W. Cook & Co. Inc. (“FWC”), an independent consulting firm based in New York, to provide advice on compensation programs pertaining to Sun Life Financial’s U.S.-based asset management subsidiary. The fees paid to FWC in 2008 totalled US $19,300.
The members of the Management Resources Committee are satisfied with the appropriateness of the committee’s mandate and that the committee substantially met the terms of its Charter in 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
Report on Director Compensation
On an annual basis, the Governance and Conduct Review Committee reviews and makes recommendations to the board on the adequacy of the compensation paid to the independent directors and the Chairman of the Board. Factors that are considered include the responsibility and time commitment to be an effective director, as well as the competitiveness of SLF Inc.’s compensation relative to other Canadian financial institutions and large public companies. Directors who are employed by SLF Inc. or Sun Life Assurance do not receive fees for serving as directors.
The Chairman of the Board receives an annual retainer plus a deferred share unit (“DSU”) award as his total remuneration. He is also reimbursed for reasonable travel and other expenses incurred in connection with carrying out the duties of the Chairman of the Board. In 2008, Mr. Osborne received an annual retainer of $290,000 plus a DSU award of $55,000. No meeting fees are paid to the Chairman of the Board.
The board retainer for other members of the board is $110,000 with 50% of the retainer paid in the form of DSUs. The following chart sets out amounts paid in respect of a director’s services to both SLF Inc. and Sun Life Assurance, the cost of which is shared equally between the two companies. Meetings of the boards of SLF Inc. and Sun Life Assurance and their respective committees are, generally, held concurrently. Effective January 1, 2008, the practice of paying non-resident directors in U.S. dollars was discontinued. Directors who are not employees of SLF Inc. or any affiliate can elect to receive their remuneration (other than the DSU award) in any combination of cash, DSUs and/or common shares of SLF Inc. acquired on the open market. Directors are reimbursed for their reasonable costs for attendance at meetings of the board and its committees.

Board Retainer:		$110,000

Committee Chair Retainers:	• Audit	$30,000
	• Governance and Conduct Review	$20,000
	• Management Resources	$20,000
	• Risk Review	$30,000

Committee Member Retainers:	• Audit	$10,000
	• Governance and Conduct Review	$5,000
	• Management Resources	$5,000
	• Risk Review	$7,500

Board and Committee Meeting Fees:		$1,500

Travel Fees:		$750	(1)
		$1,500	(2)

(1)	Paid for travel within the province the night before or from a contiguous province for each series of meetings attended.
(2)	Paid for travel from other destinations for each series of meetings attended.
Directors’ Share Compensation Plan
A Directors’ Share Compensation Plan (the “DSC Plan”) was adopted by the Board of Directors on December 6, 2000. Under the DSC Plan, directors who are not employees of the Company receive an award of DSUs on the last day of each quarter in an amount equivalent to one quarter of 50% of the annual board retainer. The DSU award is currently $55,000 per annum. In addition, directors may elect to receive the balance of their annual remuneration, paid quarterly, in any combination of cash, DSUs and/or common shares. A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. SLF Inc. has not issued any common shares in connection with the DSC Plan. All DSU awards settled to date have been settled in cash.

MANAGEMENT INFORMATION CIRCULAR 2009
The total amount paid to the directors of SLF Inc. and Sun Life Assurance for the year ended December 31, 2008 was $2,121,750 (2007 – $2,194,986) paid as follows:

		Share-	Option-	Non-Equity Incentive
		Based	Based	Plan	Pension	All Other
	Fees Earned	Awards	Awards	Compensation	Value	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
James C. Baillie	131,000	55,000	–	–	–	–	186,000
George W. Carmany, III	56,250	111,250	–	–	–	–	167,500
John H. Clappison	53,500	108,500	–	–	–	–	162,000
David A. Ganong	83,250	82,750	–	–	–	–	166,000
Germaine Gibara	54,500	109,500	–	–	–	–	164,000
Krystyna T. Hoeg	130,000	55,000	–	–	–	–	185,000
David W. Kerr	59,750	114,750	–	–	–	–	174,500
Idalene F. Kesner	114,000	55,000	–	–	–	–	169,000
Mitchell M. Merin	–	166,000	–	–	–	–	166,000
Bertin F. Nadeau	118,250	55,000	–	–	–	–	173,250
Ronald W. Osborne	168,200	176,800	–	–	–	–	345,000
W. Vickery Stoughton	30,300	28,200	–	–	–	5,000 (1)	63,500
TOTAL							2,121,750

(1)	Represents a charitable donation made on behalf of Mr. Stoughton on his retirement from the board on May 14, 2008.
Share Ownership Guidelines for Independent Directors
SLF Inc. has adopted a policy pursuant to which each independent director is required to own or have invested an amount equivalent to a value of not less than $550,000 in common shares and/or DSUs. Independent directors are expected to reach this share ownership level within five years of becoming a board member or within five years of the amendment of the policy (amended December 6, 2007), whichever is later.

MANAGEMENT INFORMATION CIRCULAR 2009
The following table sets out the share ownership levels of each independent director as of March 4, 2009 and February 29, 2008 and the percentage of compensation each independent director has elected to receive in the form of common shares and/or DSUs.

						Guideline
						Met	Elective
					Total Value	(✓) or	Share
		Number of		Total Number of	of Common Shares	Value ($)	Compen-
		Common	Number of	Common Shares	and DSUs	Required to	sation
Director	Year	Shares	DSUs	and DSUs	($)(1)	Meet Guideline	(%)
James C. Baillie	2009	6,900	11,448	18,348	329,897	220,103
	2008	6,900	9,547	16,447	775,476	✓	–
	Change	–	1,901	1,901	(445,579)
George W. Carmany, III	2009	2,000	9,419	11,419	205,314	344,686
	2008	2,000	6,052	8,052	379,652	170,348	50
	Change	–	3,367	3,367	(174,338)
John H. Clappison	2009	1,000	7,343	8,343	150,007	399,993
	2008	1,000	4,140	5,140	242,351	307,649	50
	Change	–	3,203	3,203	(92,344)
David A. Ganong	2009	7,567	11,134	18,701	336,244	213,756
	2008	7,567	8,487	16,054	756,946	✓	25
	Change	–	2,647	2,647	(420,702)
Germaine Gibara	2009	4,333	14,042	18,375	330,383	219,617
	2008	4,177	10,548	14,725	694,284	✓	50
	Change	156	3,494	3,650	(363,901)
Krystyna T. Hoeg	2009	3,405	19,096	22,501	404,568	145,432
	2008	3,405	16,903	20,308	957,522	✓	–
	Change	–	2,193	2,193	(552,954)
David W. Kerr	2009	8,000	10,239	18,239	327,937	222,063
	2008	8,000	6,750	14,750	695,463	✓	50
	Change	–	3,489	3,489	(367,526)
Idalene F. Kesner	2009	11,500	6,589	18,089	325,240	224,760
	2008	7,500	4,873	12,373	583,387	✓	50
	Change	4,000	1,716	5,716	(258,147)
Mitchell M. Merin	2009	12,060	4,470	16,530	297,209	252,791
	2008	999	1,319	2,318	109,294	440,706	100
	Change	11,061	3,151	14,212	(187,915)
Bertin F. Nadeau	2009	14,256	6,589	20,845	374,793	175,207
	2008	14,256	4,873	19,129	901,932	✓	–
	Change	–	1,716	1,716	(527,139)
Ronald W. Osborne	2009	20,748	15,258	36,006	647,388	✓
	2008	20,114	9,969	30,083	1,418,413	✓	42
	Change	634	5,289	5,923	(771,025)
James H. Sutcliffe(2)	2009	–	–	–	–	550,000	80

(1)	The closing value of a common share of SLF Inc. on the Toronto Stock Exchange (“TSX”) on March 4, 2009 and on February 29, 2008 was $17.98 and $47.15 respectively.
(2)	Mr. Sutcliffe became a director effective February 10, 2009.

MANAGEMENT INFORMATION CIRCULAR 2009
Directors’ Stock Option Plan
Grants under the Directors’ Stock Option Plan (the “DSOP”) were discontinued effective April 2, 2003.
The DSOP provided for automatic grants of options to directors of SLF Inc. who were not employees to purchase common shares. Directors received stock option grants in 2001 and 2002 only. Options to purchase 2,000 common shares were granted to each director on the day immediately following each annual meeting of common shareholders at which a director was elected or re-elected as a director.
Stock options under the now discontinued DSOP have a maximum exercise period of 10 years. The exercise price is the closing price of a common share on the TSX on the trading day preceding the date of grant. All granted stock options have now vested. Upon the death or retirement of a director, options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director’s options may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.
The following table provides a summary of the outstanding option awards as at December 31, 2008 for those directors who have been granted option awards. All option awards vested by 2004. The value of the unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the common shares of SLF Inc. on December 31, 2008, which was $28.44 per share, multiplied by the number of outstanding options.

		Option Awards
		Number of Securities			Value of Unexercised
		Underlying			In-The-Money
		Unexercised Options	Option Exercise Price	Option Expiration	Options
Director	Year	(#)	($)	Date	($)
James C. Baillie	2001	2,000	31.00	Apr 25, 2011	–
	2002	2,000	33.20	Jun 27, 2012	–
David A. Ganong	2002	2,000	33.20	Jun 27, 2012	–
Germaine Gibara	2002	2,000	33.20	Jun 27, 2012	–
Krystyna T. Hoeg	2002	2,000	33.20	Jun 27, 2012	–
Idalene F. Kesner	2002	2,000	US 21.83	Jun 27, 2012	2,793 (1)
Bertin F. Nadeau	2001	2,000	31.00	Apr 25, 2011	–
	2002	2,000	33.20	Jun 27, 2012	–
Ronald W. Osborne	2001	2,000	31.00	Apr 25, 2011	–
	2002	2,000	33.20	Jun 27, 2012	–

(1)	The value of options for Professor Kesner has been converted to Canadian dollars using an exchange rate of Cdn $1.066 per US $1, which is the average exchange rate for 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
Statement of Executive Compensation
Compensation Discussion and Analysis
Executive Compensation Philosophy
The board determines the compensation of executives on the recommendation of the Management Resources Committee (the “committee”). Sun Life Financial’s executive compensation philosophy recognizes the importance and contribution of a highly effective and motivated leadership team to sustainable growth in shareholder value. Its objectives are to:
•	Attract and retain top leadership talent in a highly competitive business environment.
•	Reward executives for achieving results that contribute to the long-term financial success of Sun Life Financial.
•	Link directly the interests of executives with those of SLF Inc.’s shareholders, Sun Life Assurance’s policyholders and other stakeholders.
•	Support the achievement of Sun Life Financial’s succession plans.
Structure of Executive Compensation
The overall structure of Sun Life Financial’s compensation program is such that compensation is more variable and at greater risk the higher the level of the position. This structure is intended to reflect the degree to which the executive is able to influence overall business results. Executive compensation is targeted at the median of the competitive market, with actual levels depending on overall business results and individual performance. The intention is to provide above median compensation when Sun Life Financial performs well relative to its objectives and peers, while providing lower compensation if results fail to meet expectations. The value of pensions, benefits and perquisites is established at the median of the relevant comparator group. In determining base salaries and annual incentive targets, the cost impact on pension benefits is reviewed and taken into consideration.
Competitive Market Review
In establishing the level and mix of executive compensation, the committee regularly reviews programs, policies, and pay levels relative to the market. The committee is supported in its work by management, including the Senior-Vice President & Chief Human Resources Officer and other staff in human resources (“Human Resources”) who provide information for the committee’s review. The competitive review process includes reviewing market research, intelligence, and other information on market compensation practices provided by consulting firms as well as the committee’s independent executive compensation advisor. The company uses this information to benchmark against similar jobs at companies within the industry with similar size and scope of operations.
Comparators
For the Named Executive Officers (as defined on page 40) based in Canada, the committee reviews the practices of the major Canadian banks and insurance companies. Information is provided by Hay Group Limited from the Financial Services Executive Report, which provides competitive data on the total compensation paid for similar positions, and covers the following companies:
•	BMO Financial Group
•	Scotiabank
•	CIBC
•	Manulife Financial
•	National Bank of Canada
•	Royal Bank of Canada
•	TD Bank Financial Group
In addition to information provided by Hay Group Limited, data from proxy circulars from the above named companies is used as a reference point for specific Named Executive Officers. Data from Great West Life is also used as a reference with respect to the compensation of the Chief Executive Officer.

MANAGEMENT INFORMATION CIRCULAR 2009
For the Named Executive Officers based in the United States, the committee reviews the practices of major insurance companies. Information is provided by Towers Perrin from the Diversified Insurance Study of Executive Compensation, which provides competitive data on the total compensation paid for similar positions, and consists of the following companies:
•	Aegon USA
•	Aetna
•	AFLAC
•	AIG
•	Allstate
•	American United Life
•	AXA Equitable
•	CIGNA
•	Genworth Financial
•	Guardian Life
•	Hartford Financial Services
•	ING
•	John Hancock
•	Lincoln Financial
•	Massachusetts Mutual
•	MetLife
•	Nationwide
•	New York Life
•	Northwestern Mutual
•	Pacific Life
•	Phoenix Companies
•	Principal Financial
•	Prudential Financial
•	Securian Financial
•	Thrivent Financial
•	TIAA CREF
•	Unum Group
•	USAA
In addition to the information provided by Towers Perrin, data from proxy circulars is used from several of the above-named companies as a reference point for specific Named Executive Officers.
Process
Human Resources prepares a summary of competitive market data and develops total compensation ranges for each senior executive (including all Named Executive Officers) covering targeted compensation rates and ranges for each compensation component (as described on pages 29 and 30). Human Resources reviews the findings of the competitive market reviews for senior executives with the committee’s independent compensation advisor and the Chief Executive Officer. Human Resources reviews the findings of the competitive market review for the Chief Executive Officer with the committee’s independent compensation advisor.
In December 2007, prior to the start of the fiscal year, the findings from the competitive market reviews, other than for the Chief Executive Officer, were presented by Human Resources to the committee for review and to provide input to the Chief Executive Officer for considering adjustments to be made at the February 2008 committee meeting. The competitive market review for the Chief Executive Officer was presented to the committee by the committee’s independent compensation advisor.
In February 2008, final compensation recommendations for senior executives, excluding the Chief Executive Officer, were developed by the Chief Executive Officer and Human Resources, reviewed with the committee’s independent advisor and presented to the committee for review. The committee then recommended to the board changes for approval. The committee, working with its independent compensation advisor, reviewed compensation for the Chief Executive Officer and recommended changes to the board for approval.
The committee meets in private session with the independent advisor at the end of each meeting to review recommendations made at the meeting and to review compensation for the Chief Executive Officer.
Executive Compensation Components
The Company’s compensation program is comprised of base salary, annual and long-term incentives, benefits and perquisites. The following table summarizes the various compensation components which are described in more detail beginning on page 31.

Component	Eligibility	Performance Period	Determination
Base Salary	All employees.	1 year.	• Salary ranges are based on market competitiveness.
• Individual salaries and increases are based on individual performance, market competitiveness and internal equity.

MANAGEMENT INFORMATION CIRCULAR 2009

Component	Eligibility	Performance Period	Determination
Annual Incentive Plan	All employees.	1 year.
•  Plan design is based on market competitiveness and business objectives.
•  Actual awards are based on financial performance (corporate and business group) and achievement of individual objectives that support business objectives.

Restricted Share Unit Plan (“RSU Plan”)	Vice-President level and above and selected key contributors.	3 years, vests 100% at the end of the performance period.
•  The plan is designed to reward participants for achieving medium-term results and to link the interests of participants with shareholders.
•  Units may be awarded annually based on individual and corporate performance.
•  Actual payout on vesting reflects the value of common shares of SLF Inc. and the reinvestment of notional dividends over the performance period.

Performance Share Unit Plan (“PSU Plan”)	Senior Vice-President level and above.	3 years. Vesting at the end of the performance period is linked to total shareholder return(1) relative to a peer group (“Relative TSR”) and three-year average return on equity (“ROE”) measured against an established target.
•  The plan is designed to reward participants for achieving medium-term results and to link the interests of participants with shareholders.
•  Units may be awarded annually based on individual and corporate performance.
•  Actual payout on vesting reflects the value of common shares of SLF Inc., the achievement of the performance factors and the reinvestment of notional dividends over the performance period.

Executive Stock Option Plan (“Option Plan”)	Vice-President level and above.	Up to 10 years, vests 25% per year over 4 years, beginning on the first anniversary of the grant date.
•  The plan is designed to reward participants for achieving long-term results and to link the interests of participants with shareholders.
•  Options may be awarded annually based on individual and corporate performance.
•  Realized value is based on the price of SLF Inc. common shares at the time options are exercised.

Senior Executives’ Deferred Share Unit Plan (“DSU Plan”)	Vice-President level and above.	Until executive retires or leaves Sun Life Financial.
•  Executives may voluntarily defer some or all of their annual incentive as DSUs. Occasionally, discretionary grants of DSUs are provided to senior executives, usually in new hire situations.
•  DSUs are redeemable only upon termination of employment, retirement or death, for cash or an equal number of common shares of SLF Inc.
•  The payout reflects the value of common shares of SLF Inc. at the time of redemption and the reinvestment of notional dividends over the period.

Pension, Benefits and Perquisites	All employees.	Accrue during employment. Pensions and certain other benefits may be continued post-retirement.	• Pension and benefit plans are based on market competitiveness. • Certain perquisites (i.e., car, financial planning, medicals and club membership) are provided to eligible executives.

(1) Total shareholder return is defined as share price accumulation and dividends paid on the common shares of SLF Inc.
In the event of an accounting restatement due to material non-compliance with financial reporting requirements as a result of misconduct, the Chief Executive Officer and Chief Financial Officer would have to reimburse SLF Inc. for certain incentive compensation as required by law.

MANAGEMENT INFORMATION CIRCULAR 2009
Pay Mix
The majority of compensation paid to senior executives is variable and at risk to ensure linkage with the interests of shareholders and other key stakeholders. The actual mix varies depending on the ability of the executive to influence short- and longer-term business results, the level and location of the executive and competitive local market practices. The following table summarizes the typical target weightings of the various compensation components.

	Total Direct Compensation Mix (%)			Mid-Long Term Incentive Mix (%)
			Mid-Long
		Annual	Term			Stock
Position	Base	Incentive	Incentive	RSUs	PSUs	Options
Chief Executive Officer	15	15	70	0	60	40
Corporate Executive Vice-Presidents and Business Group Presidents	25	20	55	0	50	50

Base Salaries
The committee reviews the salary ranges for all positions at the Vice-President level and above using external salary surveys. Base salaries are reviewed annually and adjusted, as appropriate, based on individual performance, competencies, accountabilities and competitive market data. The committee reviews and recommends for approval by the Board of Directors the actual base salary increase for the Chief Executive Officer, if any, as well as the compensation recommendations made by the Chief Executive Officer pertaining to other senior executives and the aggregate salary increase budget for all other staff.
Annual Incentive Compensation
The purpose of the Annual Incentive Plan is to reward contributions to the success of the business through reaching or exceeding financial, strategic and operational objectives that ensure both the continued success of the business and the delivery of value to the shareholders.
Management proposes the financial performance targets for the Company and each business group under the Annual Incentive Plan. The targets represent challenging but achievable objectives consistent with the Company’s overall strategy and annual business plan. Preliminary targets were proposed to the committee by management in December 2007, prior to the beginning of the fiscal year, with the final measures presented for approval by the committee and the board in February 2008.
In February 2009, following the end of the fiscal year, management presented the final assessments for each measure (actual results versus target) as well as information on each of the additional modifying measures to the committee. The committee reviewed this information and made a recommendation to the board for approval on the final assessment for each measure.
The committee reviews and recommends to the board for approval the annual incentive awards payable to the Chief Executive Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Chief Actuary, Chief Auditor, Chief Risk Officer and Chief Compliance Officer. No annual incentive compensation is payable where individual performance is not satisfactory or performance under both the primary measures is below threshold.
The Annual Incentive Plan provides participants with the opportunity to earn cash awards based on Sun Life Financial’s performance, as well as the performance of business groups, business units, and the individual. If a minimum threshold performance level is not met under a performance measure, no allocation of incentives is made under that measure. Conversely, outstanding performance, which generally means business performance more than 10% to 20% above target, may result in a maximum incentive allocation of 200% under that measure. Individual performance is reflected through a multiplier of the score resulting from the business performance assessment, ranging from 0% to 200%.

Earned Salary ($)	X	Annual Incentive Plan Target (%)	X	Business Results (%)	X	Individual Multiplier (%)	=	Annual Incentive Plan Award ($)

MANAGEMENT INFORMATION CIRCULAR 2009
The composition of business objectives within the Annual Incentive Plan vary by position depending on the focus of the role. For positions in the Corporate Office the business objectives are based solely on the Company’s overall results. Positions located within business groups will have the business objectives divided between the Company’s overall results and the business group’s results. For 2008, all Named Executive Officers were measured solely on the Company’s overall results.
Primary Measures
For 2008, financial performance for the overall Company was assessed on the basis of primary measures consisting of operating earnings per share (“operating EPS”) and operating ROE, weighted equally, as compared to pre-determined targets. SLF Inc. did not meet its target in 2008 relative to either of these measures.

		Achievement in 2008
Measure / Weight	Target	Result		Performance Factor
Operating EPS(1) / 50%	$3.91	$0.12	3% of Target	0%
Operating ROE(1) / 50%	14.2%	0.5%	4% of Target	0%

(1)	Operating EPS and operating ROE are non-GAAP measures and exclude certain items described in SLF Inc.’s Management’s Discussion and Analysis (“MD&A”) filed with securities regulators in Canada which may be accessed at www.sedar.com. The Operating EPS measure is adjusted to exclude the impact of net gains (losses) on available-for-sale assets. The Operating ROE is adjusted to exclude the impact of net unrealized gains and losses on available-for-sale assets.
Modifying Measures

Performance was also assessed based on modifying measures consisting of Relative TSR, growth in the Value of New Business (“VNB”), financial strength, and customer satisfaction which may be used to adjust the financial performance assessment up or down, at the discretion of the committee and the board. The Company was below target on growth in VNB, but at or above target for Relative TSR, financial strength and customer satisfaction.

Measure	Objectives	Achievement in 2008
Relative TSR	Outperform the median of a custom index of North American financial institutions.(1)	TSR for the year ending December 31, 2008 was negative 46.9%, which was above the median of the custom index of negative 47.1%.	Above Target
Growth in VNB(2)	Grow VNB, over the medium term, by 10% – 15% on a constant currency basis.	VNB growth for 2008 was negative 6.7%.	Below Target
Financial Strength	Maintain strong financial strength ratings, which assess the ability to pay future claims by policyholders and other stakeholders.	Sun Life Financial maintained its strong financial strength ratings.	Met Target
Customer Satisfaction	Sun Life Financial establishes customer satisfaction measures and associated targets for each of its business groups. Measures include policyholder persistency and member and customer loyalty.	Overall customer satisfaction rating for 2008 was favourable.	Met Target

(1)	The custom index includes six Canadian companies: BMO Financial Group, CIBC, Manulife Financial, Royal Bank of Canada, TD Bank Financial Group and Scotiabank; and seven U.S. life insurers: Hartford Financial Services, Genworth Financial, Lincoln Financial, MetLife, Nationwide, Principal Financial and Prudential Financial.

(2)	VNB is calculated using best-estimate actuarial assumptions. Achievement of the VNB objective requires sales growth and a suitable product mix. VNB is a non-GAAP measure.
Based on the Company’s overall results under the primary and modifying measures, no annual incentive compensation was paid to any of the Named Executive Officers or other members of the Company’s executive team.

MANAGEMENT INFORMATION CIRCULAR 2009
Mid-Term and Long-Term Incentive Compensation
Sun Life Financial has a portfolio of longer-term incentive (“LTI”) plans designed to reward executives for the creation of shareholder value and superior returns and to ensure appropriate emphasis on intermediate and long-term performance. Accordingly, the portfolio includes both mid-term (three years) and long-term (up to ten years) incentives.
Participation in the LTI plans is limited to approximately 700 executives and key employees who have the ability to influence business outcomes and financial performance and have longer-term succession potential. For senior executives, there is greater weighting on performance-based vehicles to recognize their ability to directly influence business results and to reinforce the importance of linking executives’ and shareholders’ interests.
The grant date for LTI awards is similar each year, which is no earlier than the sixth trading day in the first open trading window following the release of SLF Inc.’s annual financial statements in February. Occasional off-cycle LTI awards may be granted, typically for new hires. The grant date for such awards is also no earlier than the sixth trading day in the first open trading window following the date on which the LTI awards are approved.
In December, the committee approves an overall LTI pool (expressed as a fixed compensation value) as well as the mix of LTI vehicles by position level. The overall LTI pool is determined based on competitive data and is determined based on the number of eligible participants and a competitive target compensation value for each position level in each geography. Once the overall LTI pool is approved, leaders allocate individual awards (expressed as a fixed compensation value) from the overall pool to eligible individual participants based on an assessment of their performance and potential. The number of awards outstanding is not formally considered in granting new awards. The aggregate number of options and share units, as well as individual awards for senior executives, are presented to the committee and board for their approval at the February meeting. Individual LTI awards are expressed as a fixed dollar compensation value. The compensation value is then converted to a specific number of options and share units based on the share price at time of grant (using the methodology outlined below for each plan).
a) Restricted Share Unit Plan
The RSU Plan is a mid-term plan that rewards participants for their contribution to Sun Life Financial’s performance, while increasing the linkage between their compensation and the interests of shareholders. The initial value of each Restricted Share Unit (“RSU”) is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the grant date. Additional RSUs are accumulated over the three-year performance period representing dividends that are paid on the common shares of SLF Inc. Generally each RSU award, inclusive of the dividend-related RSUs, vests and is paid out at the end of three years. The redemption value is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the redemption date. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control; or (ii) the normal payment date under the terms of the RSU Plan.
b) Performance Share Unit Plan
The PSU Plan is a mid-term plan designed to further reinforce Sun Life Financial’s pay for performance commitment.
The initial value of each Performance Share Unit (“PSU”) is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the grant date. Additional PSUs are accumulated over the three-year performance period representing dividends that are paid on the common shares of SLF Inc. Generally each PSU award, inclusive of the dividend-related PSUs, vests and is paid out at the end of three years based on the achievement of pre-determined performance measures and targets. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control; or (ii) the normal payment date under the terms of the PSU Plan.
Payments to participants are based on the number of vested PSUs multiplied by the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the redemption date and by the performance factor.
For awards granted in 2008 and vesting in 2011, the performance factor is determined based on an equal weighting of the following performance factors:
•	Three-year Relative TSR with the peer group consisting of six Canadian financial services companies and seven U.S. life insurers (BMO Financial Group, CIBC, Manulife Financial, Royal Bank of Canada, TD Bank Financial Group, Scotiabank, Hartford Financial Services, Genworth Financial, Lincoln Financial, MetLife, Nationwide, Principal Financial and Prudential Financial). The performance factor attributable to this measure is 100% if SLF Inc. is at the 50th percentile of the peer group over the three-

MANAGEMENT INFORMATION CIRCULAR 2009
year period, 150% if SLF Inc. is at or above the 75th percentile and 50% if SLF Inc. is at the 25th percentile. The performance factor for Relative TSR is 0% if SLF Inc. is below the 25th percentile of the peer group at the end of the three year period; and

•	Three-year average ROE measured against an established target. The performance factor attributable to this measure is 100% if SLF Inc. meets the target of 14.3%, is 150% if the average ROE is 15.5% or more, and 50% if the average ROE is 12.5%. The performance factor for the average ROE is 0% if it is less than 12.5% at the end of the three-year period.
The performance factor results between threshold and maximum performance levels are interpolated for each measure.
c) Executive Stock Option Plan
The Option Plan authorizes the board to make grants of options to purchase common shares of SLF Inc. to employees of the Company. The Option Plan is designed to reward participants in relation to increases in shareholder value over the longer term.
For grants made in 2007 and later, the exercise price is the closing price of a common share of SLF Inc. on the TSX on the date of grant. For grants prior to 2007, the exercise price is the closing price of a common share of SLF Inc. on the TSX on the trading day preceding the date of the grant. Options generally have a maximum exercise period of 10 years and will normally vest at 25% per year, over four years, commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the committee and approved by the Board of Directors. In the event of a change of control, the board can choose a range of alternatives to address outstanding options which includes accelerated vesting. Options may not be assigned by a participant. Under the Option Plan, the price of an option already granted cannot be lowered or forfeited in exchange for options with a lower price.
At the discretion of the board, an option granted under the Option Plan may have stock appreciation rights (“SARs”) entitling the participant to receive in cash an amount equal to the excess of the market price, on the date the participant exercises such right, over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option. No SARs have been granted under the Option Plan to date.
The Option Plan may be amended by the Board of Directors subject to obtaining any approvals required by applicable law, stock exchange rules and the terms of the Option Plan.
The following table provides the number of options granted, outstanding and available for grant under the Option Plan as at December 31, 2008. The Option Plan provides for the issuance of up to 29,525,000 common shares of SLF Inc. The maximum number of common shares that may be issued to any one person under the Option Plan is limited to 1% of the outstanding common shares of SLF Inc. and the maximum number of common shares that may be issued to insiders under the Option Plan is limited to 10% of the outstanding common shares of SLF Inc.

	2008		2007		2006
		% of Shares		% of Shares		% of Shares
Measure of Dilution	# of Options	Outstanding	# of Options	Outstanding	# of Options	Outstanding
Annual Grant(1)	2,354,782	0.42	1,261,387	0.22	1,460,316	0.26
Options Outstanding(2)	9,537,258	1.70	7,609,767	1.35	8,293,066	1.45
Options Available for Grant(3)	12,411,698	2.22	14,584,514	2.58	15,695,609	2.74
Overhang(4)	21,948,956	3.92	22,194,281	3.93	23,988,675	4.19

(1)	Annual Grant represents the total number of options granted under the Option Plan during each respective year. For 2008, the annual grant is higher than previous years reflecting off-cycle grants for new executives.

(2)	Options Outstanding represents the total number of options outstanding (including the annual grant) under the Option Plan at the end of each year.

(3)	Options Available for Grant represents the number of options remaining in the reserve approved by shareholders and available for grant under the Option Plan at the end of each year.

(4)	Overhang represents the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants.

MANAGEMENT INFORMATION CIRCULAR 2009
LTI Treatment on Change in Employment Status
The following table provides a summary of the treatment under each LTI plan for different changes in employment status scenarios.

Treatment on Change in Employment Status
Resignation/
LTI Plan	Retirement(1)	Death	Termination (Without Cause)
RSU	Receive prorated portion of RSUs to retirement date at time of retirement.	Receive prorated portion of RSUs to date of death at time of death.	Receive value of vested RSUs and unvested RSUs are forfeited.
PSU	Receive prorated portion of PSUs to retirement date at end of performance period.	Receive prorated portion of PSUs to date of death at time of death using target performance factor.(2)	Receive value of vested PSUs at end of performance period and unvested PSUs are forfeited.
Option	36 months to exercise vested options or options that become vested during that period.	Unvested options vest immediately and 12 months to exercise.	60 days to exercise vested options and unvested options are forfeited.

(1)	Participants must satisfy specific conditions to qualify for retirement under the RSU, PSU, and Option Plans. Different conditions apply depending on the grant date. In general, the participant must: 1) attain a specified age and length of service with Sun Life Financial; 2) provide advance notice of retirement; 3) not be in receipt of a severance payment; and 4) agree not to compete with Sun Life Financial or solicit its employees/customers for a specified period of time.

(2)	If death occurs within 180 days of the end of the performance period, payment will be made on the same settlement date and basis as for other plan participants.
Share Ownership Requirements
To ensure that executives are significant shareholders of SLF Inc., all senior executives are required to meet minimum share ownership levels. The requirements are in proportion to the executive’s compensation and position and must be satisfied by the later of five years from appointment into an eligible position or 2.5 years from promotion into a higher level eligible position, through holdings of common shares of SLF Inc., DSUs, PSUs and RSUs.
Based on the significant decline in global equity markets at the end of 2008, the committee elected to change the calculation of the Share Ownership Guidelines for the next three years (2009, 2010 and 2011) to count the higher of market value or grant / acquisition value for all share units provided through LTI programs, including PSUs, DSUs, and RSUs. Starting in 2012, the guidelines will revert back to a market-based approach.
The following table sets out the holdings of the Named Executive Officers, as at December 31, 2008, using the greater of the grant price and closing price of a common share of SLF Inc. on December 31, 2008 ($28.44) for all share units, and the December 31, 2008 closing price for all directly held common shares.

			Total Share Ownership at December 31, 2008
		Ownership	Directly Held	Performance	Deferred	Restricted
	Minimum	as a	Common	Share Units	Share Units	Share Units	Total
Named Executive	Ownership	Multiple of	Shares	(PSUs)	(DSUs)	(RSUs)	Ownership
Officer	Requirement	Salary	($)	($)	($)	($)	($)
Donald A. Stewart	7 times salary	15.2	1,420,663	9,300,039	6,030,689	–	16,751,391
Richard P. McKenney	4 times salary	4.1	19,567	1,350,061	700,020	933,344	3,002,992
Jon A. Boscia(1)	4 times salary	3.7	–	–	3,156,767	–	3,156,767
Kevin P. Dougherty	4 times salary	4.7	196,464	2,000,098	430,242	–	2,626,804
Robert C. Salipante	4 times salary	6.0	1,001,088	1,849,721	2,077,034	–	4,927,843

(1)	Mr. Boscia joined the Company on October 14, 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
Performance Graph
The following graph compares the Company’s total cumulative shareholder return to December 31, 2008, assuming $100 invested in common shares of SLF Inc. on December 31, 2003, with the cumulative total return of the S&P/TSX Composite Total Return Index and the TSX Financial Services Index. It is assumed that dividends declared on common shares of SLF Inc. were reinvested at the share price on the ex-dividend date.
Cost of Management Ratio
Sun Life Financial has an ongoing commitment to its shareholders to provide disclosure that demonstrates the relationship between compensation, business performance and shareholder value. The table below sets forth the aggregate total compensation awarded to the Named Executive Officers for each of the last five years and the relationship between aggregate total compensation and common shareholders’ net income.
The aggregate total compensation includes annualized base salaries (as of April 1st), annual incentives for the year in which they were earned, the assigned grant value of mid-term incentives, the expected value of options granted during the year and compensatory pension expense related to fiscal year service. Special one time on-hire awards for new executives are excluded from this analysis.

MANAGEMENT INFORMATION CIRCULAR 2009

	Aggregate Total Compensation Awarded to	Common Shareholders’	Compensation as a % of
	Named Executive Officers	Net Income(1)	Common Shareholders’
Year	($ 000s)	($ 000s)	Net Income
2008	15,887	785,000	2.02
2007	19,450	2,219,000	0.88
2006	17,139	2,089,000	0.82
2005	19,719	1,843,000	1.07
2004	19,079	1,680,000	1.14

(1)	Common Shareholders’ Net Income is as disclosed in SLF Inc.’s Consolidated Financial Statements and filed with securities regulators in Canada which may be accessed at www.sedar.com.
The following graph illustrates the trend in aggregate total compensation awarded to the Named Executive Officers over the last five fiscal years, compared to the Company’s reported ROE, reported EPS, and common shareholder’s net income over the same period.
This graph shows that aggregate compensation is aligned with the Company’s performance and declined in 2008. Most of the decline in aggregate total compensation is attributable to no bonuses being paid to Named Executive Officers for fiscal 2008. The graph does not demonstrate the full extent of alignment as the significant decline in the value of unexercised options and outstanding share units is not reflected in total compensation for 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
The following table shows the change in unrealized value of outstanding LTI awards for all Named Executive Officers in 2008.

	December 31, 2007		December 31, 2008	Change
Share Price(1)	$55.71		$28.44	(49%)
Unrealized Value for All Named Executive Officers(2)	$64,258,204	(3)	$20,744,273	(68%)

(1)	Represents the closing price of a common share of SLF Inc. on the TSX on the dates indicated.

(2)	Consists of the in-the-money value of unexercised options, the value of unvested RSUs and PSUs (valued for illustration purposes using a performance factor of 100%), and the value of DSUs.

(3)	Includes the value of Mr. Boscia’s on-hire LTI awards at time of grant.
To further illustrate the relationship between performance and total compensation, the following table shows the difference in total compensation for the Named Executive Officers in 2008 compared to 2007.

						Total
Named Executive		Salary(1)	Annual Bonus(2)	LTI Awards(3)	Pension Value(4)	Compensation
Officer	Year	($)	($)	($)	($)	($)
Donald A. Stewart	2008	1,100,000	0	5,500,015	(65,500)	6,534,515
	2007	1,100,000	2,000,000	5,500,034	(77,000)	8,523,034
	% change 2008 vs 2007:					(23%)
Richard P. McKenney	2008	725,000	0	1,400,045	69,000	2,194,045
	2007	700,000	906,000	1,300,027	44,677	2,950,694
	% change 2008 vs 2007:					(26%)
Jon A. Boscia(5)	2008	852,800	0	1,830,921	17,712	2,701,433
	2007	–	–	–	–	–
	% change 2008 vs 2007:					–
Kevin P. Dougherty	2008	560,000	0	1,400,045	311,000	2,271,045
	2007	520,000	549,000	1,400,041	337,000	2,806,041
	% change 2008 vs 2007:					(19%)
Robert C. Salipante(5)	2008	783,510	0	1,206,508	195,660	2,185,678
	2007	756,860	990,314	1,272,225	184,027	3,203,426
	% change 2008 vs 2007:					(32%)

(1)	Salary represents the amount in effect on April 1 of each year.

(2)	Annual bonus amounts are listed in accordance with the relative performance year.

(3)	LTI awards represent the grant value of option and PSU awards.

(4)	Pension value represents compensatory costs of Defined Benefit and Defined Contribution plans.

(5)	Messrs. Boscia and Salipante are compensated in U.S. dollars, and their U.S. dollar compensation has been converted to Canadian dollars using the average exchange rate for 2008, which was Cdn $1.066 per US $1.

MANAGEMENT INFORMATION CIRCULAR 2009
2009 Compensation Decisions
In light of the current economic environment and the Company’s overall performance in 2008, Mr. Stewart and the Committee agreed to set Mr. Stewart’s 2009 LTI grant at $2,750,000. The full amount of the award was delivered as an option grant made on February 25, 2009 (see the section entitled Mid- and Long-Term Incentive Awards below).
In February 2009, the board also approved the following compensation arrangements for Named Executive Officers.
Base Salaries and Annual Incentive Compensation
Named Executive Officer base salaries and target bonus levels were reviewed based on the executives’ performance in 2008 and the compensation practices for the established peer groups. The base salaries shown in the following table are as of April 1st, the annual adjustment date, except for Mr. Boscia’s 2008 base salary which is as of his starting date with the Company on October 14, 2008.

	Base Salary			Target Bonus
Named Executive	($)			(%)
Officer	2008	2009	Change	2008	2009
Donald A. Stewart	1,100,000	1,100,000	–	100%	100%
Richard P. McKenney	725,000	725,000	–	70%	80%
Jon A. Boscia(1)	US 800,000	US 600,000	(US 200,000)	100%	100%
Kevin P. Dougherty	560,000	560,000	–	70%	80%
Robert C. Salipante(2)	US 735,000	US 735,000	–	70%	80%

(1)	In February 2009, Mr. Boscia requested that his base salary be reduced from US $800,000 to US $600,000 for the balance of 2009 in light of the challenging economic environment. This change is effective April 1, 2009.

(2)	Mr. Salipante received an increase in base salary to US $775,000 on October 14, 2008. In March 2009, he requested that his salary be reduced to US $735,000 in light of the challenging economic environment. This change was effective March 3, 2009.
Awards under the Annual Incentive Plan for 2009, payable in 2010, will continue to be assessed on key corporate and individual performance measures at the end of the fiscal year.
Mid- and Long-Term Incentive Awards
The following table summarizes the option and PSU grants that were awarded to the Named Executive Officers on February 25, 2009.

	Performance Share Units		Options
Named Executive		Value of PSUs at Grant		Option Value(2)
Officer	# of Units	($)(1)	# of Options	($)
Donald A. Stewart	–	–	547,809	2,750,001
Richard P. McKenney	43,747	850,004	169,323	850,001
Jon A. Boscia(3)	93,605	US 1,450,008	–	–
Kevin P. Dougherty	36,027	700,005	139,443	700,004
Robert C. Salipante(3)	38,733	US 600,002	149,917	US 600,003

(1)	The Value of PSUs at Grant is equal to the number of PSUs granted multiplied by $19.43 being the value of an SLF Inc. common share based on the average closing price on the TSX for the five trading days preceding the grant date.

(2)	The Option Value represents the compensation value at the time of grant, calculated using the Black-Scholes option-pricing model and the exercise price of $20.08. For compensation purposes, the Company uses a constant Black-Scholes value of 25% of the value of a share on the date of grant (see additional details in footnote 2 of the Summary Compensation Table on page 40).

(3)	The option and PSU grants awarded to Messrs. Boscia and Salipante have been converted to U.S. dollars using the average exchange rate for the five days prior to grant date which was Cdn $1.2543 per US $1.
For the 2009 PSU awards the performance measures are based on an equal weighting of the following performance factors:

MANAGEMENT INFORMATION CIRCULAR 2009
•	Three-year TSR relative to a peer group of North American financial services companies. For 2009, the relative TSR component will be based on the Company’s performance versus an Index (the “Weighted Index”) consisting of the following peer companies: BMO Financial Group, CIBC, Manulife Financial, Royal Bank of Canada, TD Bank Financial Group, Scotiabank, Hartford Financial Services, Genworth Financial, Lincoln Financial, Metlife, Principal Financial and Prudential Financial. Nationwide was removed from the peer group in 2009 as it ceased to be a public company in 2008. The Weighted Index will be calculated with 2/3 weight on the insurance companies and 1/3 weight on the Canadian banks. The target number of PSUs under this component (including reinvested dividends) will be paid if the Company is at the Weighted Index of the peer group over the three-year performance period. Up to 200% of the target number of PSUs (including reinvested dividends) is payable for maximum performance (i.e., 10% or more above the Weighted Index), and only 25% of the target number of PSUs (including reinvested dividends) is payable for threshold performance (i.e. 10% below the Weighted Index). No PSUs are payable under this component if TSR is below the threshold, and

•	Three-year average operating ROE, excluding the impact of realized and unrealized gains. ROE performance under the PSU Plan will be measured against an annually established target for each of the three performance years. The ROE performance target and payout factor for the PSU Plan will be the same one that is established each year for the Annual Incentive Plan.
Summary Compensation Table
The following table provides a summary of compensation earned during the last fiscal year for the Chief Executive Officer, the Chief Financial Officer, and the other three most highly compensated executive officers (“Named Executive Officers”) based on total compensation earned in the fiscal year 2008, excluding pension value.

					Non-Equity Incentive
					Plan Compensation
					Annual	Long Term		All Other	Total
		Paid	Share	Option	Incentive	Incentive	Pension	Compen-	Compen-
Name and Principal		Salary(1)	Awards(2)	Awards(3)	Plans	Plans	Value(4)	sation(5)	sation
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Donald A. Stewart Chief Executive Officer	2008	1,142,308	3,300,006	2,200,009	0	–	(65,500)	–	6,576,823
Richard P. McKenney Executive Vice-President and Chief Financial Officer	2008	746,154	700,045	700,000	0	–	69,000	300,000	2,515,199
Jon A. Boscia(6) (7) President, Sun Life Financial	2008	177,120	3,156,767	1,830,921	0 (8)	–	17,712	5,756	5,188,276
Kevin P. Dougherty President, Sun Life Global Investments	2008	580,615	700,045	700,000	0	–	311,000	–	2,291,660
Robert C. Salipante(6) President, SLF International	2008	786,216	603,267	603,241	0	–	195,660	–	2,188,384

(1)	Paid Salary shown in this table exceeds the annualized salaries reported elsewhere in this Circular due to the number of pay periods which varies by calendar year.

(2)	The amounts shown represent awards made under the RSU and PSU Plans on February 27, 2008, valued at $47.58 as of the grant date, which was the average closing price on the TSX of a common share of SLF Inc. for the five consecutive trading days prior to the grant date. Mr. Boscia’s Share Award represents an on-hire award of DSUs made on October 31, 2008 based on a share price of $28.85, which was the closing price on the TSX of a common share on the day prior to the grant date. Mr. Boscia was granted 43,768 DSUs that vest on October 31, 2013 and are conditional upon continued employment. In addition, he received 65,652 performance-conditioned DSUs that vest one third on February 20, 2010 based on both continued employment and the Company’s overall Annual Incentive Plan score for 2009 (up to a maximum of 100%); and two thirds on February 27, 2011 based on both continued employment and the Company’s overall Annual Incentive Plan score for 2010 (up to a maximum of 100%).

(3)	The amounts shown represent the expected compensation value of options granted on February 27, 2008 at an exercise price of $47.96, which was the closing price on the TSX of a common share of SLF Inc. on the date of grant. For compensation purposes Sun Life Financial

MANAGEMENT INFORMATION CIRCULAR 2009

uses a constant value of 25% of the value of a share on the date of grant. Sun Life uses a constant Black-Scholes value, rather than the current accounting expense value, based on different inputs into the valuation model and to have a more consistent long-term valuation approach. Specifically, the compensation value reflects the full term of the option (versus expected life) and more long-term estimates of the dividend yield and volatility inputs. Mr. Bosica’s Option Award represents an on-hire award made on October 31, 2008 based on a share price of $28.35, which was the closing price on the day of the grant. This award was provided in lieu of an option award during the normal grant cycle in February 2009.

(4)	The Pension Values represent the Compensatory Costs as described in the Defined Benefit Table on page 45 and the Compensatory Value as described in the Defined Contribution Table on page 46.

(5)	The aggregate value of perquisites and other benefits for Messrs. Stewart, Dougherty and Salipante is less than the lesser of $50,000 and 10% of their total salary for the financial year. The amount shown for Mr. McKenney represents a transition payment to mitigate the income tax differential between Canada and the United States. The amount shown for Mr. Boscia represents costs related to his relocation.

(6)	Messrs. Salipante and Boscia are compensated in U.S. dollars, and their U.S. dollar compensation, except share and option awards, has been converted to Canadian dollars using the average exchange rate for 2008, which was Cdn $1.066 per US $1. The share and option grants are awarded as a U.S. dollar amount and converted to the Canadian dollar equivalent at the time of grant, which is shown in the table above.

(7)	Mr. Boscia assumed the position of President, Sun Life Financial on October 14, 2008.

(8)	Mr. Boscia’s offer of employment contained a guaranteed bonus of US $200,000, representing the prorated amount of his target bonus for the year. Mr. Boscia forfeited this amount at his request due to market conditions and the Company’s performance in 2008.
Incentive Plan Awards
Outstanding Share Awards and Option Awards at December 31, 2008
The following table provides a summary of the outstanding options awards and share awards as at December 31, 2008 for the Named Executive Officers. The value of the unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the common shares of SLF Inc. on December 31, 2008, which was $28.44 per share, multiplied by the number of outstanding options. The value of the share awards that have not vested is equal to the closing price of the common shares of SLF Inc. on December 31, 2008 ($28.44) multiplied by the number of share units outstanding. PSUs have been valued for presentation purposes using the target performance factor (100%).

		Option Awards				Share Awards
		Number of			Value of			Market
		Securities			Unexercised		Number of	Value of
		Underlying	Option		In-The-		Share Units	Awards that
		Unexercised	Exercise		Money		that Have	Have Not
Named Executive		Options	Price	Option	Options		Not Vested	Vested
Officer	Year	(#)	($)	Expiration Date	($)	Plan	(#)	($)
Donald A. Stewart	2001	169,000	29.49	Mar 30, 2011	–
	2002	350,000	33.16	Feb 18, 2012	–
	2003	110,000	27.70	Feb 18, 2013	81,400
	2005	204,200	40.80	Feb 10, 2015	–
	2006	204,200	49.40	Feb 21, 2016	–	PSU	59,518	1,692,689
	2007	171,233	52.56	Feb 20, 2017	–	PSU	64,932	1,846,669
	2008	183,487	47.96	Feb 27, 2018	–	PSU	71,152	2,023,569
Total – Stewart		1,392,120			81,400		195,602	5,562,927
Richard P. McKenney	2006					RSU(1)	20,604	585,977
	2007	49,468	52.56	Feb 20, 2017	–	PSU	12,987	369,340
	2008	58,382	47.96	Feb 27, 2018	–	PSU	15,094	429,268
Total – McKenney		107,850			–		48,685	1,384,586
Jon A. Boscia(2)	2008	258,331	28.35	Oct 31, 2018	23,250	DSU	109,420	3,111,905
Total – Boscia		258,331			23,250		109,420	3,111,905

MANAGEMENT INFORMATION CIRCULAR 2009

		Option Awards				Share Awards
		Number of			Value of			Market
		Securities			Unexercised		Number of	Value of
		Underlying	Option		In-The-		Share Units	Awards that
		Unexercised	Exercise		Money		that Have	Have Not
Named Executive		Options	Price	Option	Options		Not Vested	Vested
Officer	Year	(#)	($)	Expiration Date	($)	Plan	(#)	($)
Kevin P. Dougherty	2001	19,125	29.49	Mar 30, 2011	–
	2002	25,300	33.16	Feb 18, 2012	–
	2003	14,925	27.70	Feb 18, 2013	11,045
	2004	25,000	36.69	Aug 4, 2014	–
	2005	44,600	40.80	Feb 10, 2015	–
	2006	48,600	49.40	Feb 21, 2016	–	PSU	12,986	369,326
	2007	53,273	52.56	Feb 20, 2017	–	PSU	13,986	397,760
	2008	58,382	47.96	Feb 27, 2018	–	PSU	15,094	429,268
Total – Dougherty		289,205			11,045		42,066	1,196,354
Robert C. Salipante(3)	2003	27,500	US 17.98	Feb 25, 2013	151,265
	2004	44,300	US 27.71	Feb 12, 2014	–
	2005	53,400	40.80	Feb 10, 2015	–
	2006	49,000	49.40	Feb 21, 2016	–	PSU	13,106	372,727
	2007	48,772	52.56	Feb 20, 2017	–	PSU	12,805	364,164
	2008	50,312	47.96	Feb 27, 2018	–	PSU	13,007	369,924
Total – Salipante		273,284			151,265		38,918	1,106,816

(1)	Under the terms of the offer of employment and following his appointment in 2006, Mr. McKenney was provided with a grant of RSUs to compensate for forfeited unvested value under LTI programs from his former employer. The RSUs vest one third per year beginning on November 9, 2007 and are conditional upon continued employment.

(2)	Mr. Bosica’s Option Award represents an on-hire award made on October 31, 2008. Under the terms of Mr. Boscia’s employment agreement, this award was provided in lieu of an option award during the normal grant cycle in February 2009. Mr. Boscia’s Share Award represents an on-hire award of DSUs made on October 31, 2008 based on a share price of $28.85, which was the closing price on the TSX of a common share of SLF Inc. on the day prior to the grant date. Mr. Boscia was granted 43,768 DSUs that vest on October 31, 2013 and are conditional upon continued employment. In addition, he received 65,652 performance-conditioned DSUs that vest one third on February 20, 2010 based on both continued employment and the Company’s overall Annual Incentive Plan score for 2009 (up to a maximum of 100%); and two thirds on February 27, 2011 based on both continued employment and the Company’s overall Annual Incentive Plan score for 2010 (up to a maximum of 100%).

(3)	The value of unexercised in-the-money options with US dollar exercise prices for Mr. Salipante is based on the US dollar common share price on December 31, 2008 of US $23.14. The amount was then converted to Canadian dollars using an exchange rate of Cdn $1.066 per US $1, which is the average exchange rate for 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
Incentive Plan Awards — Value Vested or Earned During the Year
The following table shows for each Named Executive Officer: 1) the aggregate value that would have been realized upon vesting of stock options during 2008 if the options had been exercised on the vesting date; 2) the value of share awards received upon vesting during 2008; and 3) the non-equity incentive compensation awards earned for 2008.

	Option-Based Awards-		Non-Equity Incentive Plan
	Value Vested During the	Share-Based Awards-	Compensation–
	Year(1)	Value Vested During the Year	Value Earned During the Year
Named Executive Officer	($)	($)	($)
Donald A. Stewart	387,980	4,168,782	–
Richard P. McKenney	–	616,883	–
Jon A. Boscia	–	–	–
Kevin P. Dougherty	99,803	909,584	–
Robert C. Salipante(2)	502,391	1,089,549	–

(1)	All of these options had zero exercise value on December 31, 2008.

(2)	The aggregate value of options that vested during the year for Mr. Salipante has been converted to Canadian dollars using an exchange rate of Cdn $1.066 per US $1.
Value of Options Vesting During the Year
The following table provides a summary of the value of options that vested during 2008 for each Named Executive Officer. The value of options that vested during the year is equal to the number of options vesting multiplied by the difference between the option exercise price and the share price on the vesting date. For further details on the option plan, please refer to page 34.

						Option-Based
						Awards – Value
			Options	Option	Share Price on	Vested During
	Grant		Vesting	Exercise Price	Vesting Date(1)	the Year
Named Executive Officer	Year	Vesting Date	(#)	($)	($)	($)
Donald A. Stewart	2005	February 10, 2008	51,050	40.80	48.40	387,980
	2006	February 21, 2008	51,050	49.40	46.92	–
	2007	February 20, 2008	42,808	52.56	47.16	–
Richard P. McKenney	2007	February 20, 2008	12,367	52.56	47.16	–
Jon A. Boscia	–	–	–	–	–	–
Kevin P. Dougherty	2004	August 4, 2008	6,250	36.69	39.10	15,063
	2005	February 10, 2008	11,150	40.80	48.40	84,740
	2006	February 21, 2008	12,150	49.40	46.92	–
	2007	February 20, 2008	13,318	52.56	47.16	–
Robert C. Salipante(2)	2004	February 12, 2008	17,825	US 27.71	US 48.81	400,931
	2005	February 10, 2008	13,350	40.80	48.40	101,460
	2006	February 21, 2008	12,250	49.40	46.92	–
	2007	February 20, 2008	12,193	52.56	47.16	–

(1)	The share price on vesting date is the closing price on the TSX of a common share of SLF Inc. on the vesting date or in the event the vesting date falls on a non-trading day, the next trading day.

(2)	The aggregate value of options that vested during the year for Mr. Salipante has been converted to Canadian dollars using an exchange rate of Cdn $1.066 per US $1.

MANAGEMENT INFORMATION CIRCULAR 2009
Option Exercises
None of the Named Executive Officers exercised options during 2008.
Share Awards
The following table provides a summary of the share award payments made during 2008 for each Named Executive Officer. For RSUs the value received upon vesting is equal to the number of RSUs vested multiplied by the vesting price. For PSUs the value received upon vesting is equal to the number of PSUs vested multiplied by the performance factor multiplied by the vesting price. For further details on the RSU and PSU plans, please refer to pages 33 and 34.

			Share Units			Value Received
			Vested	Performance	Vesting Price	upon Vesting
Named Executive Officer	Plan	Grant Date	(#)	Factor	($)	($)
Donald A. Stewart	PSU	Feb 10, 2005	72,567	117%	49.10	4,168,782
Richard P. McKenney	RSU	Nov 9, 2006	20,604	N/A	29.94	616,883
Jon A. Boscia	–	–	–	–	–	–
Kevin P. Dougherty	PSU	Feb 10, 2005	15,833	117%	49.10	909,584
Robert C. Salipante	PSU	Feb 10, 2005	18,966	117%	49.10	1,089,549

PSU Performance Factor
For PSU awards granted in 2005, the final performance factor was 117% of target based on an equal weighting of the following performance measures:
•	Three-year TSR relative to a peer group of North American financial services companies. The peer group included six Canadian companies: BMO Financial Group, CIBC, Manulife Financial Corporation, Royal Bank of Canada, TD Bank Financial Group and Scotiabank; and six US life insurers: Hartford Financial Services, Lincoln Financial, MetLife, Nationwide, Principal Financial and Prudential Financial.
•	Growth in three-year operating EPS plus dividends paid in 2007.
The following table summarizes how the final performance factor was calculated.

Measure / Weight	Objective	Performance
Relative TSR / 50%	Outperform the median of a custom index of North American financial services companies.	TSR for the period January 1, 2005 to December 31, 2007 was 47.1%, which was at 52nd percentile against the peer group.	Results produced a performance factor of 103%.
Growth in three-year EPS and Dividends Paid / 50%	EPS and dividends paid in 2007 of $5.02.	EPS and dividends paid in 2007 was $5.35 (EPS of $4.03 and dividends paid of $1.32).	Results produced a performance factor of 130%.
Final Result: 117%

Non-Equity Incentive Plan Compensation
None of the Named Executive Officers received a bonus under the Annual Incentive Plan for 2008.

MANAGEMENT INFORMATION CIRCULAR 2009
Retirement Plan Benefits
The Named Executive Officers are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.
Defined Benefit Plans
The following table provides a summary of the defined benefit pension plan obligations for each Named Executive Officer as at December 31, 2008.
The calculation of these amounts uses actuarial methods and assumptions that are consistent with those used for calculating pension liabilities and annual expenses as disclosed in SLF Inc.’s 2007 and 2008 consolidated financial statements. As the assumptions reflect Sun Life Financial’s best estimate of future events, the values shown in the table below may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

	Number			Accrued		Non-
	of Years			Obligation at	Compensa-	Compensa-	Accrued
	Credited	Annual Benefits Payable		Start of	tory	tory	Obligation at
	Service	($)		Year(2)	Change(3)	Change(4)	Year End(2)
Name Executive Officer	(#)	At Year End	At Age 65(1)	($)	($)	($)	($)
Donald A. Stewart	39.0	1,405,000	1,424,000	17,314,000	(76,000)	(1,445,000)	15,793,000
Richard P. McKenney	2.3	24,000	448,000	78,000	62,000	6,000	146,000
Jon A. Boscia	–	–	–	–	–	–	–
Kevin P. Dougherty	22.2	317,000	493,000	3,233,000	311,000	(566,000)	2,978,000
Robert C. Salipante(5)	3.0	53,300	53,300	235,586	–	38,376	273,962

(1)	The amounts shown are based on the Named Executive Officers’ pensionable earnings up to December 31, 2008.

(2)	Accrued obligation is the actuarial value of projected defined benefit obligations for service to December 31, 2007 and December 31, 2008. The accrued obligation assumes a Named Executive Officer will achieve target bonus. The difference between the accrued obligation at the end of 2007 and 2008 is attributable to the compensation cost detailed in the chart, interest on the obligations, the impact of changes to the accounting assumptions, and other actuarial gains and losses. The discount rate increased from 5.25% to 6.50% in the Canadian plans, and increased from 6.35% to 6.50% in the U.S. plans.

(3)	Represents the defined benefit service cost for 2008, which is the value of the projected pension earned during the year and the impact of differences between actual compensation increases for 2008 and the actuarial assumptions used for the year. Mr. Stewart had a negative compensatory cost for 2008 as he did not receive a base salary adjustment in 2008, whereas the plan valuation assumptions include a salary increase projection of 3.5% for all participants.

(4)	Represents the change in the pension obligation based on non-compensatory factors including interest on the obligations, the impact of changes to the accounting assumptions, and other actuarial gains and losses.

(5)	The amounts for Mr. Salipante reflect that the plan was frozen effective December 31, 2005. Mr Salipante is compensated in U.S. dollars, and the U.S. dollar amounts have been converted to Canadian dollars using the average exchange rate for 2008, which was Cdn $1.066 per US $1.

MANAGEMENT INFORMATION CIRCULAR 2009
Defined Contribution Plans
The following table provides a summary of the defined contribution pension plan values for each Named Executive Officer as at December 31, 2008.

	Accumulated Value at				Accumulated Value at
	Start of Year	Compensatory		Non-Compensatory(1)	End of Year
Name Executive Officer	($)	($)		($)	($)
Donald A. Stewart	53,787	10,500	(2)	(4,955)	59,333
Richard P. McKenney	18,214	7,000	(2)	4,567	29,781
Jon A. Boscia	0	17,712	(3)	22,560	40,272
Kevin P. Dougherty	n/a	n/a		n/a	n/a
Robert C. Salipante	533,046	195,660	(4)	(181,317)	547,390

(1)	Represents employee contributions and investment gains or losses.

(2)	Represents the Company match for the defined contribution plan.

(3)	Represents 1) Sun Life Financial’s 401(k) allocation equal to US $4,985; 2) a tax-qualified U.S. RIA allocation of US $11,630. Mr. Boscia is compensated in U.S. dollars, and the U.S. dollar amounts have been converted to Canadian dollars using the average exchange rate for 2008, which was Cdn $1.066 per US $1.

(4)	Represents 1) Sun Life Financial’s 401(k) allocation equal to US $6,900; 2) a tax-qualified U.S. RIA allocation of US $16,100; 3) an RIA transition allocation of US $10,350; and 4) a Top Hat allocation of US $150,196, which is available to certain key executives and described in the section titled Retirement Benefits for Named Executive Officers in the United States in this Circular. Mr. Salipante is compensated in U.S. dollars, and the U.S. dollar amounts have been converted to Canadian dollars using the average exchange rate for 2008, which was Cdn $1.066 per US $1.
Retirement Benefits for Named Executive Officers in Canada
The Named Executive Officers in Canada participate in the Sun Life Financial retirement program. The pension benefit is payable to Canadian Named Executive Officers from a combination of the Sun Life Assurance Canadian Staff Pension Plan and the Sun Life Assurance Canadian Non-Registered Pension Plan. The Non-Registered Pension Plan is secured through a Retirement Compensation Arrangement, which is funded through a combination of investments and a letter of credit.
Effective January 1, 2005, changes to the program were implemented. Participants with at least 55 years of combined age and service at January 1, 2004 were given the option of continuing to accrue benefits under the pre-2005 pension formula until December 31, 2008. Mr. Stewart elected to participate in the new program effective January 1, 2005. Mr. Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008 when all employees will participate in the new pension formula.
a) Pre-2005 Pension Formula
The annual pension calculated at normal retirement (age 65) under the pre-2005 pension formula is determined as years of service prior to 2005 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by the sum of 1.3% of average pensionable earnings up to the average of the last three years’ maximum pensionable earnings (“YMPE”) and 1.65% of average pensionable earnings over the average YMPE, including amounts over the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada). Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target annual bonus over the best consecutive 36-month period of the last 120 months. The years of credited service are limited to 35. This is a non-contributory defined benefit plan.
The pension benefit is payable without reduction if the Named Executive Officer retires on or after age 60 with at least 90 years of combined age and total service (“90 points”) with Sun Life Financial. If the Named Executive Officer retires prior to age 60 and has at least 90 points the pension benefit is reduced by 3% per year that retirement precedes age 60. If the Named Executive Officer has not reached 90 points the pension benefit is reduced by 5% per year that retirement precedes age 65.
Upon retirement, the normal form of pension benefit is payable for the life of the Named Executive Officer with a 60% survivor benefit for employees with spouses.

MANAGEMENT INFORMATION CIRCULAR 2009
b) Pension Formula Effective January 1, 2005
The annual pension calculated at normal retirement (age 65) according to the non-contributory defined benefit pension formula effective January 1, 2005. is determined as years of service after 2004 (2008 for individuals who chose to remain covered by the prior formula until December 31, 2008) multiplied by 1.6% of average pensionable earnings, including amounts over the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada). Average pensionable earnings for this purpose are calculated as the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. For this purpose, pensionable earnings include basic salary plus actual annual bonus, capped at target (with the target bonus further capped at 100% of basic salary).
The pension benefit formula is adjusted if the Named Executive Officer leaves employment prior to age 62. If the Named Executive Officer leaves prior to age 51, the formula is revised to replace the 1.6% factor with a factor of 1%. If the Named Executive Officer leaves between ages 51 and 62, the 1% factor is increased by 0.05% for each complete year that retirement follows age 50, to a maximum factor of 1.6% at ages 62 and later.
The pension benefit is payable without reduction if the Named Executive Officer retires at age 62 or later. The pension benefit is reduced actuarially if the Named Executive Officer retires prior to age 62.
Upon retirement, the pension benefit for single executives is payable for the life of the Named Executive Officer. If the Named Executive Officer has a spouse at pension commencement, the pension payable from the Plan will be actuarially reduced to provide a 60% survivor pension for the lifetime of the spouse.
This program also contains a defined contribution component. A Named Executive Officer may elect to contribute to this component, in which case Sun Life Financial matches the Named Executive Officer’s contribution. The match is 100% in years 2004 to 2008 inclusive, and 50% in years 2009 and beyond (and 50% for new participants). The total contribution (by the Named Executive Officer plus Sun Life Financial) is limited by the Income Tax Act (Canada). Any amount of matching contribution that Sun Life Financial makes for a Named Executive Officer in a given year is reported under Pension Value in the Summary Compensation Table.
Pension Maximums
The total combined annual pension benefit for all service in all Sun Life Financial sponsored defined benefit plans is capped at 65% of the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. The maximum pension is also limited by the earnings definition which caps incentive compensation at the target level (with the target level being capped at 100% of base salary). Mr. Stewart’s annual pension benefit from the defined benefit plan is capped at $1,424,000 assuming no change to his current salary or target bonus amount.
Retirement Benefits for Named Executive Officers in the United States
The provisions of the U.S. retirement program came into effect on January 1, 2006. The program includes the tax-qualified U.S. RIA, which provides an automatic employer-provided allocation and the existing tax-qualified 401(k) plan that provides employees with a deferral opportunity and an employer matching contribution. Under the 401(k) plan, employees may contribute up to 60% of their combined base salary and actual incentive payments (“Eligible Earnings”) up to the maximum of US $230,000 for 2008, subject to the IRS contribution maximum. The Company provides a 401(k) match equal to 50% of the employee contribution up to 6% of Eligible Earnings (US $6,900 maximum for 2008). In connection with the establishment of the new RIA on January 1, 2006, participation in the U.S. Employees’ Retirement Income Plan was closed to new employees and benefits were frozen for most participants, including Mr. Salipante.
The RIA also includes a transition allocation until December 31, 2015 to those employees, including Mr. Salipante, who were at least age 40 and had combined age and service equal to at least 45 as of January 1, 2006. Prior to January 1, 2006, a traditional Defined Benefit pension plan was offered to all employees. Employees who were age 50 and attained 60 points (age plus service) in the pension plan were allowed to remain in that plan.

MANAGEMENT INFORMATION CIRCULAR 2009
Sun Life Financial contributions are detailed in the chart below. Beginning in 2006, allocation percentages under the RIA are based on age plus years of service on January 1 of each year and, for eligible employees receiving an additional transition allocation, the percentage was fixed on January 1, 2006.

New U.S. Retirement Program
Age and Service
as at January 1	% of Eligible Earnings[1]
Under 40	3
40 to 54	5
55 and over	7

	Transition Allocation
(Based on Years of Service as at January 1, 2006)
Age as at	% of Eligible Earnings[1]
January 1, 2006	Less than 5 years	More than 5 years
40 - 42	3.0	5.0
43 - 44	3.5	5.5
45 and over	4.5	6.5

(1)	Eligible Earnings include base salary and actual incentive payments.
In addition, Sun Life Financial in its sole discretion may periodically make a discretionary RIA allocation. Currently, the contribution is expected to be up to 3% of an employee’s Eligible Earnings once in every three-year performance period based on achieving financial targets over the performance period.
In accordance with the IRS maximum, the total employee and employer annual allocations to the RIA and 401(k) in 2008 cannot exceed US $46,000 for an individual employee and the maximum Eligible Earnings that can be used to determine the annual allocations under the RIA and 401(k) are US $230,000 for 2008.
A non-qualified retirement investment plan was established effective January 1, 2006 to restore the equivalent of allocations to the RIA and 401(k), which would otherwise be limited due to any of the three U.S.-qualified-plan tax limits discussed above that are applicable to defined contribution plans. This plan is generally restricted to designated employees at or above the Assistant Vice-President level. For certain key senior executives, including Messrs. Salipante and Boscia, a Top Hat Account was established where executives are credited a 15% allocation on eligible pay in excess of the qualified plan compensation limit and in lieu of the regular employer allocations under the non-qualified retirement investment plan. The earnings definition for this Top Hat contribution caps incentive payments to a maximum of target payout.
Deferred Compensation Programs
The Senior Executives’ Deferred Share Unit Plan (the “DSU Plan”) links the interests of executives and shareholders by providing executives with a vehicle to assist them in achieving Sun Life Financial’s share ownership requirements.
Each eligible executive may elect to receive 50%, 75% or 100% of his or her annual incentive award in the form of DSUs, subject to the approval of the committee. The executive must make an election under the DSU Plan prior to the beginning of the calendar year for which the annual incentive award is earned. When incentive awards are decided, the amount elected is converted to DSUs that have a value equal to the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the date of conversion. Consistent with LTI awards, the grant date for DSU awards is no earlier than the sixth trading day in the first open trading window following the date on which the DSUs are approved.
Additional DSUs are automatically credited to DSU Plan participants representing dividends that are paid on the common shares of SLF Inc. The executive is not permitted to redeem the DSUs until termination of employment, death or retirement. The value of the DSUs may be settled in cash or converted to common shares of SLF Inc. which are purchased on the open market. The value of the DSUs at the time of redemption will be based on the closing price of a common share of SLF Inc. on the TSX on the trading day preceding the conversion.

MANAGEMENT INFORMATION CIRCULAR 2009
Termination and Change of Control Arrangements
Change of Control Arrangements
SLF Inc. has entered into double trigger change of control contracts with the Named Executive Officers. These change of control plans allow Sun Life Financial to balance the goals of the business and interests of the shareholders with the performance of the group of key leaders potentially or actually affected by such a change. For these purposes, a change of control is: (i) a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate in which the voting shares of SLF Inc. or Sun Life Assurance, as applicable, outstanding prior to the transaction represent less than 60% of the outstanding voting shares of the consolidated or merged entity immediately after the transaction; (ii) a sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate; or (iii) the acquisition by a non-affiliate of more than 20% of the voting shares of SLF Inc. or Sun Life Assurance. A sale to a non-affiliate of all or substantially all of the assets comprising Sun Life Financial’s U.S. business would also constitute a change of control for the purposes of Messrs. Salipante’s and Boscia’s contracts.
The following table summarizes the contractual arrangements applicable to the Named Executive Officers upon certain terminations of employment and shows arrangements in the event of a change of control which results in the termination of the employment of the executive within three years of the change of control (double trigger), and other severance arrangements in effect upon termination for reasons other than resignation, retirement, change of control or just cause.

Nature of Termination	Applies to	Arrangement
Change of control and termination (without cause) within three years	Named Executive Officers	Up to 24 months and, in the case of the Chief Executive Officer, 34 months (as at December 31, 2008) of base pay and incentive compensation from the date of termination.

Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved, depending on the provisions of the pension plan in which the executive participates.

Mid- and long-term incentive awards vest and are payable in accordance with the terms of the respective plans.
Termination (without cause)	Richard P. McKenney	Mr. McKenney is entitled to 18 months base salary if he is terminated without cause within four years of commencing employment and 24 months of base salary if terminated without cause thereafter.
Termination (without cause)	Jon A. Boscia	Mr. Boscia is governed under the terms of severance arrangements applicable to all U.S. employees. Under this agreement he is entitled to four weeks compensation for each year of service with a minimum severance amount equal to 12 months and a maximum of 18 months of base pay.
Retirement	Jon A. Boscia	In respect of the Company’s annual incentive and long term incentive programs, the length of service required to meet the definition of “Retirement” for Mr. Boscia shall be five years rather than 10 years as specified in the various plans. In addition, the service requirement will be waived if Mr. Boscia terminates his employment with the Company following a material diminishment of his responsibilities or changes in his reporting relationship.
Termination (Other)	Jon A. Boscia	In respect of the Company’s annual incentive and long term incentive programs, Mr. Boscia will forfeit all outstanding awards and all rights to payment in respect of awards granted, and he will repay upon demand the net amount of all payments made to him in respect of such awards, if certain non-solicitation covenants are breached within 12 months of the termination of his employment.

MANAGEMENT INFORMATION CIRCULAR 2009
Estimated Payments Upon Termination and Change of Control
This section summarizes the treatment of the various components of the Company’s executive compensation and the estimated payments to each Named Executive Officer in the event of termination of the Named Executive Officer’s employment as a result resignation, retirement, termination without cause or change of control.

Incremental Entitlements on Other Termination Scenarios
Compensation		Entitlement on	Termination (without		Change of Control(2)
Element		Resignation	cause)	Retirement(1)	(COC)
Salary(3)		Salary ceases	Salary ceases, unless otherwise stated in employment agreement	Salary ceases	Specified number of months of salary
Annual Incentive Compensation		Award forfeited	Award forfeited	Receive prorated award calculated from January 1 to retirement date	Current Year: Receive prorated award calculated from January 1 to terminated date (assumes target performance)
Future: Greater of specified number of months of average previous 3 years bonus paid, and current year target bonus
Long Term Incentives	RSUs	Unvested awards forfeited	Unvested awards forfeited	Receive prorated portion of RSUs for period from award date to retirement date	Unvested awards vest and are payable on a “double trigger” (change of control and termination of employment)
	PSUs	Unvested awards forfeited	Unvested awards forfeited	Receive prorated portion of PSUs for period from award date to retirement date; valued and paid at normal vesting date (valued using target performance factor)	Unvested awards vest and are payable on a “double trigger” (valued using target performance factor)
	Options (Vested and Unvested)	60 days to exercise vested options Unvested awards forfeited	60 days to exercise vested options Unvested awards forfeited	36 months to exercise vested options and options that become vested during that period	Accelerated vesting of all options on a “double trigger” and 36 months to exercise vested options
DSUs (Vested and Unvested)		Vested awards payable on termination (timing at participant’s election)	Vested awards payable on termination (timing at participant’s election)	Vested awards payable on termination (timing at participant’s election)	Vested awards payable on termination (timing at participant’s election)
		Unvested awards forfeited	Unvested awards forfeited	Unvested awards forfeited	Unvested awards forfeited
Estimated Pension		Estimated lump-sum value of accrued pension	Estimated lump-sum value of accrued pension	Estimated lump-sum value of accrued pension	Estimated lump-sum value of accrued pension including COC severance period under Defined Benefit plans

MANAGEMENT INFORMATION CIRCULAR 2009

Incremental Entitlements on Other Termination Scenarios
Compensation	Entitlement on	Termination (without		Change of Control(2)
Element	Resignation	cause)	Retirement(1)	(COC)

Estimated Perquisites	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites available until the earliest of specified number of months after termination or re-employment, and the value of Outplacement Counselling services (up to $50,000 for Canadian executives and $30,000 for US executives)

(1)	Participant must satisfy specific conditions to qualify for retirement under the AIP, RSU, PSU and Option Plans. Different conditions apply depending on the grant date. In general, the participant must attain a specified age and length of service with Sun Life Financial and not be in receipt of a severance payment. Starting in 2007 participants must also provide advance notice of retirement and agree not to compete with Sun Life Financial or solicit its employees/customers for a specified period of time.

(2)	Assumes double trigger (change of control and termination without cause).

(3)	Excludes vacation pay.
The table below reflects the estimated incremental payments for each circumstance listed above assuming termination was effective December 31, 2008.

			Estimated Incremental Value on Termination/Change of Control
		Estimated Existing	as of December 31, 2008
Named Executive	Compensation	Payments on	Termination
Officer	Component	Resignation	(without cause)(1)		Retirement		Change of Control

Donald A. Stewart	Cash(2):	–	–		1,100,000	(3)	9,284,247
Chief Executive	Vested LTI:	81,400	–		–		–
Officer	Unvested LTI:	1,612,377 (4)	(1,612,377	)(4)	1,714,932	(5)	3,950,550
	Pension:	17,166,333	–		–		(3,410,000	)(6)
	Perquisites:	–	–		–		149,300

	Total:	18,860,110	(1,612,377)		2,814,932		9,974,096

	Vested DSUs:	5,789,442	–		–		–

Richard P. McKenney	Cash(2):	–	1,087,500		–		3,504,500
Executive Vice-President	Vested LTI:	–	–		–		–
and Chief	Unvested LTI:	–	–		–		1,384,586
Financial Officer	Pension:	131,781	–		–		116,000
	Perquisites:	–	–		–		96,200

	Total:	131,781	1,087,500		–		5,101,286

	Vested DSUs:	439,485	–		–		–

Jon A. Boscia	Cash(2):	–	852,800		–		3,624,400
President, Sun Life	Vested LTI:	–	–		–		–
Financial(7)	Unvested LTI:	–	–		–		23,250
	Pension:	40,272	–		–		–
	Perquisites:	–	–		–		71,635
	Unvested DSUs:	–	–		–		3,111,905

	Total:	40,272	852,800		–		6,831,190

MANAGEMENT INFORMATION CIRCULAR 2009

			Estimated Incremental Value on Termination/Change of Control
		Estimated Existing	as of December 31, 2008
Named Executive	Compensation	Payments on	Termination
Officer	Component	Resignation	(without cause)(1)	Retirement	Change of Control

Kevin P. Dougherty	Cash(2):	–	–	–	2,521,333
President, Sun Life Global	Vested LTI:	11,045	–	–	–
Investments	Unvested LTI:	–	–	–	1,196,354
	Pension:	1,829,000	–	–	1,578,000
	Perquisites:	–	–	–	96,200

	Total:	1,840,045	–	–	5,391,887

	Vested DSUs:	321,779	–	–	–

Robert C. Salipante	Cash(2):	–	–	–	3,706,660
President, SLF	Vested LTI:	151,265	–	–	–
International(7)	Unvested LTI:	–	–	–	1,106,816
	Pension:	820,286	–	–	234,520
	Perquisites:	–	–	–	78,180

	Total:	971,551	–	–	5,126,176

	Vested DSUs:	1,564,021	–	–	–

(1)	Represents only contractually agreed upon severance amounts.
(2)	Cash includes base salary and annual incentive compensation.

(3)	Represents a pro-rated annual incentive award at target as Mr. Stewart qualifies for treatment as a retiree based on age and length of service.

(4)	Represents the value of LTI awards made prior to 2007 as Mr. Stewart qualifies for treatment as a retiree for LTI awards made prior to 2007 based on age and length of service (assuming no receipt of severance benefits).

(5)	Represents the value of LTI awards made starting in 2007 as Mr. Stewart qualifies for treatment as a retiree based on age and length of service (assuming advance notice of retirement, compliance with non-competition and non-solicitation covenants and no receipt of severance benefits).

(6)	The incremental pension liability under the change of control is negative for Mr. Stewart, since he is already eligible for unreduced early retirement under the pension plan. As a result the pension liability under the change in control, which reflects additional pension accrual during the severance period and pension commencement at the end of the severance period, is lower than the pension liability based on immediate retirement.

(7)	Messrs. Salipante and Boscia are compensated in U.S. dollars, and their U.S. dollar compensation has been converted to Canadian dollars using the average exchange rate for 2008, which was Cdn $1.066 per US $1.

MANAGEMENT INFORMATION CIRCULAR 2009
Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides information as at December 31, 2008 regarding the common shares that were issued under the Executive Stock Option Plan, the Clarica Management Stock Incentive Plan and the Directors’ Stock Option Plan, as well as the number of common shares remaining available for issuance under the Executive Stock Option Plan and the Clarica Stock Option Plan. Security holders approved all of the above plans. The issuance of options from the Directors’ Stock Option Plan has been discontinued, therefore, the table does not include the common shares remaining for issuance under that Plan. The Special 2001 Stock Option Plan was a plan to award all employees of the Company following the demutualization of Sun Life Assurance and was not required to be approved by security holders.

			Number of Securities
			Remaining Available for
	Number of Securities to be	Weighted-average	Future Issuance Under Equity
	Issued upon Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights (a)	Warrants and Rights	Reflected in Column (a))

Equity compensation plans approved by security holders	9,833,385	$38.03	12,411,698

Equity compensation plans not approved by security holders	196,542	$26.89	571,801

Total	10,029,927	$37.81	12,983,499

Indebtedness of Directors and Executive Officers
The following table sets out the aggregate indebtedness outstanding as at March 4, 2009 to SLF Inc. or its subsidiaries incurred by all executive officers, directors and employees, and former executive officers, directors and employees of SLF Inc. and its subsidiaries.

Aggregate Indebtedness Outstanding
	To SLF Inc. or its Subsidiaries	To Another Entity
Purpose	($)	($)
Share purchases(1)	13,687,669	–
Other	4,208,546	–

(1)	Loans provided by McLean Budden Limited to eligible officers of that company for purchase of shares of McLean Budden Limited.
No indebtedness was incurred by directors or executive officers, former directors or executive officers or proposed directors of SLF Inc. or their associates for the purchase of securities of SLF Inc. or its subsidiaries. No directors or executive officers, former directors or executive officers or proposed directors of SLF Inc. or their associates were indebted to SLF Inc. or any of its subsidiaries. SLF Inc. does not grant personal loans to its directors or executive officers.
Interests of Insiders in Material Transactions
No director or executive officer of the Company, nor any of their associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction since the beginning of the Company’s most recently completed financial year or any proposed transaction which has materially or will materially affect the Company.

MANAGEMENT INFORMATION CIRCULAR 2009
SLF Inc. has implemented a policy under which all insiders to whom minimum ownership requirements apply are prohibited from entering into equity monetization transactions with respect to securities of SLF Inc. In addition, prior to trading in securities of SLF Inc., notification of the intention to do so must be provided by: (i) executive officers to the Chief Executive Officer; (ii) directors, including the Chief Executive Officer, to the Chairman of the Board; and (iii) the Chairman of the Board to the Chairman of the Governance and Conduct Review Committee.
Directors’ and Officers’ Liability Insurance
SLF Inc. has purchased, at its expense, directors’ and officers’ liability insurance. This insurance policy provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of the Company and applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions. The current policy is effective from November 1, 2008 to November 1, 2009, and is renewed annually. The coverage limit is $210,000,000 per claim and as an aggregate for the 12 month policy period. There is no deductible. The premium for this policy is approximately $3.37 million.
Additional Information
Financial information regarding SLF Inc. is contained in its comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2008, and additional information relating to SLF Inc. is available on the SEDAR website: www.sedar.com and the SEC website: www.sec.gov/edgar. Shareholders may obtain copies of SLF Inc.’s consolidated financial statements and Management’s Discussion and Analysis by making a request to the Corporate Secretary.
Contacting the Board of Directors
Shareholders and other interested parties may communicate directly with the Board of Directors by e-mail at boarddirectors@sunlife.com or by writing to:
Board of Directors
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario, Canada M5H 1J9
Directors’ Approval
The contents and the sending of this Circular have been approved by the Board of Directors.
Signed,

Joan M. Wilson
Vice-President and Corporate Secretary

March 23, 2009

MANAGEMENT INFORMATION CIRCULAR 2009
Schedule A – Charter of the Board of Directors
This Charter sets out:
1) The duties and responsibilities of the Board of Directors.
2) The position description for Directors.
3) The position description for the Non-Executive Chairman of the Board.
4) The position description for Chairs of Board Committees.
5) The corporate governance practices and policies that apply to the Board of Directors.
Mission
To be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.
Membership
The by-laws provide for the Board of Directors to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.
Structure and Operations
A schedule of regular Board and Board Committee meetings will be circulated to the Directors and agreed upon by the Governance and Conduct Review Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.
A quorum at any meeting of the Board shall be five Directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the Board, the independent Directors will meet privately.
On an annual basis, the Board of Directors will review this Charter and the Forward Agenda for the Board and approve changes as necessary. This Charter will be posted on the Corporation’s website. The Board of Directors will review its effectiveness on an annual basis.
1. Duties and Responsibilities of the Board of Directors
The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board performs the following overall stewardship responsibilities either directly or through the Committees of the Board. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.
Board of Directors
•	Planning Board size and composition, establishing Committees of the Board, determining Director compensation and evaluating and selecting candidates for election at each annual meeting.

•	Maintaining a formal orientation program for new Directors, and ongoing education programs for all Directors.

•	Establishing corporate governance practices and policies.

•	Assessing its effectiveness, the effectiveness of the Committees of the Board, the effectiveness of the Non-Executive Chairman of the Board and the effectiveness of individual Directors on an annual basis.

MANAGEMENT INFORMATION CIRCULAR 2009
Senior Management
•	Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.

•	Delegating to management powers to manage the Corporation.

•	Overseeing succession planning for senior management positions.

•	Approving the compensation of senior management.

•	Advising and counselling the Chief Executive Officer.
Ethics and Integrity
•	Setting an ethical tone for the Corporation.

•	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.

•	Approving amendments to the Sun Life Financial Code of Business Conduct.

•	Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or senior management.
Strategy
•	Approving the Corporation’s vision and mission statements.

•	Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.

•	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.
Risk Management, Capital Management and Internal Control
•	Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

•	Reviewing compliance with legislative and regulatory requirements.
Material Transactions
•	Reviewing and approving material investments and transactions.
Financial Reporting
•	Reviewing and approving the annual and interim financial statements.

•	Reviewing and approving the annual and interim Management’s Discussion and Analysis.
Communication and Disclosure
•	Reporting the financial results to shareholders and other stakeholders on a timely basis.

•	Reviewing and, when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.

•	Enabling shareholders to provide feedback to the independent Directors.
Other
•	Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.

•	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

MANAGEMENT INFORMATION CIRCULAR 2009
2. Position Description for Directors
The Board of Directors, as a whole, is responsible for managing or supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).
Duties and Responsibilities
Principal duties and responsibilities of each Director include:
•	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.

•	Confirming compliance with the Sun Life Financial Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.

•	Understanding the Sun Life Financial vision and strategic objectives.

•	Becoming knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.

•	Understanding the Corporation’s current corporate governance policies and practices, the Charters of the Board of Directors and of each Committee on which he or she serves.

•	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.

•	Attending Board and Committee meetings, and actively participating in deliberations and decisions in an objective manner than demonstrates independence from management.

•	Informing himself or herself of significant matters dealt with at meetings not attended.

•	Maintaining agreed upon levels of share ownership in the Corporation.
Director Attributes
The Board of Directors believes that each Director should exhibit the following characteristics while executing his or her duties:
•	Integrity

•	Accountability

•	Independent and informed judgment

•	Commitment

•	Knowledge of business issues and financial matters

•	Ability to communicate openly and work effectively with fellow Directors and management
In addition to these personal characteristics, certain regulatory criteria apply to Directors related to independence and financial literacy.
The Director Independence Policy outlines the Board’s approach to determining Director independence.
In the Board’s judgment, a member of the Audit Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the auditors of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
3. Position Description for the Non-Executive Chairman of the Board
The independent Directors will select from among their number a Director immediately following each annual meeting, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Non-Executive Chairman of the Board (“Chairman”) also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole.
He or she is a member of the Governance and Conduct Review Committee and a regular attendee at meetings of other Board Committees.

MANAGEMENT INFORMATION CIRCULAR 2009
    Duties and Responsibilities
    Principal duties and responsibilities of the Chairman include:
•	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.

•	Communicating the expectations of the independent Directors to management.

•	In conjunction with the Chairman of the Governance and Conduct Review Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the governance structure and procedures.

•	Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information. The Chairman is responsible, in consultation with the other members of the Governance and Conduct Review Committee, for ensuring that the independent Directors are appropriately compensated in their capacity as Directors of the Corporation.

•	In conjunction with the Chief Executive Officer, the Chairman sets the Board agenda, chairs the Board meetings and ensures that there is adequate time at Board meetings for discussion of relevant issues. The Chairman also sets the agenda for the independent Directors’ private session that occurs during each regular Board meeting.

•	In conjunction with the Chairman of the Governance and Conduct Review Committee, setting the Governance and Conduct Review Committee agenda. The Chairman also reviews all other Committee agendas in advance of regular Committee meetings.

•	In conjunction with the Chief Executive Officer, the Chairman sets the agenda for the annual meeting and any special meetings of shareholders or policyholders and acts as the chair of those meetings.

•	In conjunction with the Governance and Conduct Review Committee, conducting a formal survey of the independent Directors on a regular basis to assess the effectiveness of the Board and its Committees.

•	In conjunction with the Governance and Conduct Review Committee, evaluating the performance of individual independent Directors as part of an annual peer review process. The Chairman meets individually with each independent Director at least annually to discuss individual performance.

•	With the Chairman of the Management Resources Committee, annually evaluate the performance of the Chief Executive Officer and report on the evaluation to the independent Directors. The Chairman is also responsible for ensuring, in conjunction with the Chief Executive Officer, that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

•	In conjunction with the Governance and Conduct Review Committee, determining the director competencies, skills and qualities required or best suited from time to time to complement the current board composition, and identifying prospective board candidates. The Chairman is responsible for approaching and interviewing prospective candidates, and for recommending prospective Directors to the Governance and Conduct Review Committee for its review and subsequent recommendation to the Board.

•	Reviewing, with the Chairman of the Governance and Conduct Review Committee, the membership of each Board Committee and the selection and rotation of the Committee Chairmen, and making recommendations to the Governance and Conduct Review Committee for its review and recommendation to the Board. The Chairman is also responsible for recommending to the Governance and Conduct Review Committee those other members of the Board who are from time to time to become a member of the board of directors of one or more of the Corporation’s major foreign subsidiaries.

•	Overseeing the orientation and training program for new Directors and the ongoing program for education of all Directors.

•	Engaging, at the expense of the Corporation, outside advisors for the independent Directors, the Board or Board Committees, as required.

•	Communicating from time to time with representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss general board and company governance-related matters. If requested by institutional shareholders to do so, the Chairman may from time to time communicate with institutional shareholders about general board and company governance-related matters, although preferably after prior consultation with the Chief Executive Officer. In exceptional circumstances, where it is inappropriate for the Chief Executive Officer to communicate, or otherwise after prior consultation with the Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to board matters or matters relating to the Chief Executive Officer (for example compensation or succession). The Chairman will report on all such communications to the Board at the next regular meeting of the Board unless timelier reporting is advisable.

MANAGEMENT INFORMATION CIRCULAR 2009
4. Position Description for Committee Chairs
The Chair of a Committee of the Board of Directors is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in the Committee Charter.
    Duties and Responsibilities
    Principal duties and responsibilities of each Committee Chair include:
•	Reviewing and approving the agenda for each meeting of the Committee. The Committee Chair may consult or meet with the Non-Executive Chairman of the Board, members of management or other advisors as part of the agenda and meeting preparation process.

•	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.

•	Reporting to the Board of Directors on the Committee’s activities following each meeting and presenting recommendations to the Board of Directors on matters that require Board approval.

•	Leading an annual review of the adequacy of the Committee Charter.

•	Leading an annual evaluation of the effectiveness of the Committee.
The Chair of the Audit Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Auditor.
The Chair of the Risk Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Risk Officer and Chief Compliance Officer.
5. Corporate Governance Policies and Practices
Election of Directors and Term of Office
The Board has not established a specific number of years a Director may serve on the Board, however, under the by-laws of the Corporation, each Director will be elected for a term of one year. Directors may stand for re-election at the end of each term. The Governance and Conduct Review Committee reviews the candidacy of each nominee on an annual basis and confirms to the Board of Directors that each of the nominees meets expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance and Conduct Review Committee will report on the independence status of each Director as defined in the Director Independence Policy.
Majority Voting
In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee of Sun Life Financial Inc. in the case of an election by shareholders, or to the Chairman of the Governance and Conduct Review Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the Board of the applicable company. Within 90 days of the annual meeting the Board will decide whether to accept or reject the Director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any Director who tenders his or her resignation will not participate in the consideration by the Board of the resignation offer.
Director Retirement
The retirement date for Directors is the date of the annual meeting following the Director’s 70th birthday. The non-management Directors may, if they unanimously determine that is in the best interest of the Corporation to do so, waive this requirement for a Director and nominate the Director for election for one additional term. The waiver may be renewed for a second additional term but not for any further period. A Director who is a member of management must resign when he or she leaves active employment.

MANAGEMENT INFORMATION CIRCULAR 2009
Access to Management
Each Director shall have access to management, as necessary, to carry out his or her responsibilities.
Attendance at Board and Committee Meetings
The Governance and Conduct Review Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee for acceptance or rejection by the Board.
Change of Occupation
Directors whose principal employment or other business or professional circumstances, change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman of the Governance and Conduct Review Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.
Directors’ Remuneration and Share Ownership
The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.
It is the policy of the Board that each Director will own or have invested an amount equivalent to a value of not less than $550,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in December 2007 or within five years of the Director’s appointment to the Board, whichever is later.
Orientation of New Directors
The Corporation provides an orientation program for new members of the Board. This orientation begins with a strategic overview session with the Chief Executive Officer, followed by meetings or briefing sessions with selected company executives, which will include a review of the financial statements of the Corporation. A new Director will be provided with a range of written materials including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Sun Life Financial Code of Business Conduct, and this Charter.
Management will arrange site visits as well as private meetings with members of management, as requested by the Director.
Continuing Education for Directors
The Corporation provides ongoing business and Director education sessions for members of the Board. Individual Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation.
Interaction with the Media
The Board believes that it is the responsibility of management, rather than members of the Board, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the Chief Executive Officer before responding.